Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among:

CONSTELLATION PHARMACEUTICALS, INC.,

a Delaware corporation;

MORPHOSYS AG,

a German stock corporation (Aktiengesellschaft); and

MORPHOSYS DEVELOPMENT INC.,

a Delaware corporation

Dated as of June 2, 2021

i

(continued)

(continued)

(continued)

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9.10	Severability	58

9.11	Construction	59

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EXHIBIT A	CERTAIN DEFINITIONS	A-1
ANNEX I	CONDITIONS TO THE OFFER	1

v

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of June 2, 2021, by and among MorphoSys AG, a German stock corporation (Aktiengesellschaft) (“Parent”); MorphoSys Development Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Purchaser”); and Constellation Pharmaceuticals, Inc., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A. Parent has agreed to cause Purchaser to commence a cash tender offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to acquire all of the outstanding shares of common stock, $0.0001 par value per share, of the Company (the “Shares”), other than the Excluded Shares, for $34.00 per share (such amount, or any higher amount per Share paid pursuant to the Offer, and as may be adjusted in accordance with Section 1.1(g), being the “Offer Price”), net to the seller in cash, without interest, and subject to any withholding of Taxes, upon the terms and subject to the conditions of this Agreement.

B. As soon as practicable following the consummation of the Offer, Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger and as an indirect wholly owned subsidiary of Parent (the “Surviving Corporation”), on the terms and subject to the conditions set forth in this Agreement, whereby (i) each issued and outstanding Share as of the Effective Time (other than Excluded Shares and Dissenting Shares) shall be converted into the right to receive the Offer Price, net to the seller in cash, without interest, and subject to any withholding of Taxes, and (ii) the Company shall become an indirect wholly owned Subsidiary of Parent as a result of the Merger.

C. The board of directors of the Company (the “Company Board”) has (i) determined that this Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, the Company and its stockholders, (ii) declared it advisable to enter into this Agreement, (iii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Offer and the Merger, (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL and (v) resolved to recommend that the stockholders of the Company tender their Shares to Purchaser pursuant to the Offer (the preceding clauses (i) through (v), the “Company Board Recommendation”), in each case, on the terms and subject to the conditions of this Agreement.

D. The Parent’s management board (Vorstand) (the “Parent Management Board”) has (i) determined that this Agreement and the Transactions, including the Offer and the Merger are fair to, and in the best interest of, Parent and its shareholders; (ii) declared it advisable to enter into this Agreement and (iii) approved by formal resolution the execution, delivery and performance by Parent of this Agreement and the consummation of the Transactions, including the Offer and the Merger.

E. The Parent’s supervisory board (Aufsichtsrat) (the “Parent Supervisory Board”) has by formal resolution approved the execution, delivery and performance by Parent of this Agreement and the consummation of the Transactions, including the Offer and the Merger.

F. The board of directors of Purchaser has approved this Agreement and the Transactions, including the Offer and the Merger, resolved that the Merger shall be effected under Section 251(h) of the DGCL and declared it advisable for Purchaser, to enter into this Agreement and to effect the Transactions on the terms and subject to the conditions of this Agreement, and MorphoSys US Inc., a Delaware corporation and direct wholly owned subsidiary of Parent, in its capacity as the sole stockholder of Purchaser, will approve and adopt this Agreement by written consent immediately following its execution.

G. Parent, Purchaser and the Company acknowledge and agree that the Merger shall be effected pursuant to Section 251(h) of the DGCL and shall, subject to the satisfaction or valid waiver of the conditions set forth in this Agreement, be consummated as soon as practicable following the consummation of the Offer.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties to this Agreement, intending to be legally bound, agree as follows:

SECTION 1. THE OFFER

1.1 The Offer.

(a) Commencement of the Offer. Provided that this Agreement shall not have been terminated in accordance with Section 8, promptly after the date of this Agreement but in no event more than ten (10) business days after the date of this Agreement (subject to the Company having timely provided any information required to be provided by it pursuant to Sections 1.1(e) and 1.2(b)), Purchaser shall (and Parent shall cause Purchaser to) commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer to purchase all of the outstanding Shares (other than Shares to be cancelled pursuant to Sections 2.5(a)(i) and 2.5(a)(ii) (collectively, the “Excluded Shares”), at a price per Share equal to the Offer Price, net to the seller in cash, without interest, and subject to any withholding of Taxes in accordance with Section 2.6(e).

(b) Terms and Conditions of the Offer. The obligations of Purchaser to, and of Parent to cause Purchaser to, accept for payment, and pay for, any Shares validly tendered pursuant to the Offer are subject only to the terms and conditions set forth in this Agreement, including the satisfaction of the Minimum Condition, the Termination Condition and the other conditions set forth in Annex I (collectively, the “Offer Conditions”). The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that contains the terms set forth in this Agreement, the Minimum Condition, the Termination Condition and the other Offer Conditions. Purchaser expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition and (iii) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of this Agreement; provided, however, that notwithstanding anything to the contrary contained in this

Agreement, without the prior written consent of the Company, Parent and Purchaser shall not (A) decrease the Offer Price, (B) change the form of consideration payable in the Offer, (C) decrease the maximum number of Shares sought to be purchased in the Offer, (D) impose conditions to the Offer in addition to the Offer Conditions, (E) amend, modify or waive the Minimum Condition, Termination Condition or the conditions set forth in clauses (d) or (f) of Annex I, (F) otherwise amend or modify any of the other terms of the Offer in a manner that adversely affects, or would reasonably be expected to adversely affect, any holder of Shares in its capacity as such, or that would or would reasonably be expected to, individually or in the aggregate, materially impair, prevent or materially delay Parent’s or Purchaser’s ability to consummate the Transactions in a timely manner, (G) terminate the Offer or accelerate, extend or otherwise change the Expiration Date, in each case, except as provided in Sections 1.1(c) or 1.1(d) or (H) provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Exchange Act. The Offer may not be withdrawn prior to the Expiration Date of the Offer, unless this Agreement is terminated in accordance with Section 8.

(c) Expiration and Extension of the Offer. The Offer shall initially be scheduled to expire at one minute after 11:59 p.m. New York City time on the date that is twenty (20) business days (determined as set forth in Rule 14d-1(g)(3) and Rule 14e-1(a) under the Exchange Act) from the Offer Commencement Date (unless otherwise agreed to in writing by Parent and the Company) (the “Initial Expiration Date”, and such date or such subsequent date to which the Initial Expiration Date of the Offer is extended in accordance with the terms of this Agreement, the “Expiration Date”). Notwithstanding anything to the contrary contained in this Agreement, but subject to the Parties’ respective termination rights under Section 8: (i) if, as of the then-scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived by Purchaser or Parent, to the extent waivable by Purchaser or Parent, Purchaser may, in its discretion (and without the consent of the Company or any other Person), extend the Offer on one or more occasions, for an additional period of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied; (ii) Purchaser shall, and Parent shall cause Purchaser to, extend the Offer from time to time for: (A) any period required by any Legal Requirement, any interpretation or position of the SEC, the staff thereof or NASDAQ applicable to the Offer; and (B) periods of up to ten (10) business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act shall have expired or been terminated; and (iii) if, as of the then-scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, at the request of the Company, Purchaser shall, and Parent shall cause Purchaser to, extend the Offer on one or more occasions for an additional period of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied; provided, however, that in no event shall Purchaser: (1) be required to extend the Offer beyond the earlier to occur of (x) the valid termination of this Agreement in compliance with Section 8 and (y) the End Date (such earlier occurrence, the “Extension Deadline”); or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of the Company. Purchaser shall not terminate or withdraw the Offer, or permit the Offer to expire, prior to the Expiration Date or the earlier valid termination of this Agreement in compliance with Section 8 without the prior written consent of the Company.

(d) Termination of Offer. Nothing in this Section 1.1 shall be deemed to impair, limit or otherwise restrict in any manner the right of the Company, Parent or Purchaser to terminate this Agreement pursuant to Section 8. In the event that this Agreement is validly terminated pursuant to Section 8, Purchaser shall (and Parent shall cause Purchaser to) immediately, irrevocably and unconditionally terminate the Offer and shall not acquire any Shares pursuant to the Offer. If the Offer is terminated by Purchaser in accordance with the terms of this Agreement, Purchaser shall promptly return, and shall cause any depository acting on behalf of Purchaser to return, in accordance with applicable Legal Requirements, all tendered Shares to the registered holders thereof.

(e) Offer Documents. Promptly on the Offer Commencement Date, Parent and Purchaser shall (i) file with the SEC a tender offer statement on Schedule TO with respect to the Offer (together with any exhibits, amendments or supplements thereto, including the Offer to Purchase and form of the related letter of transmittal, the “Offer Documents”) that will contain or incorporate by reference the Offer to Purchase and form of the related letter of transmittal and (ii) cause the Offer to Purchase and related documents to be disseminated to holders of Shares as and to the extent required by applicable Legal Requirements. Parent and Purchaser agree that they shall cause the Offer Documents filed by either Parent or Purchaser with the SEC (x) to comply in all material respects with the Exchange Act and other applicable Legal Requirements and (y) to not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no covenant is made by Parent or Purchaser with respect to information supplied by or on behalf of the Company for inclusion or incorporation by reference in the Offer Documents. Each of Parent, Purchaser and the Company agrees to respond promptly to any comments of the SEC or its staff and to promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and Parent and Purchaser further agree to take all steps necessary to promptly cause the Offer Documents as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable Legal Requirements. Subject to Section 6.1(b), the Company consents to the inclusion of the Company Board Recommendation in the Offer Documents. The Company shall promptly furnish or otherwise make available to Parent and Purchaser or Parent’s legal counsel all information concerning the Company and the Company’s stockholders that may be required by the Exchange Act to be set forth in the Offer Documents or as reasonably requested in order to comply with the actions contemplated by this Section 1.1(e). The Company and its counsel shall be given reasonable opportunity to review and comment on the Offer Documents (including any response to any comments (including oral comments) of the SEC or its staff with respect thereto) prior to the filing thereof with the SEC, and Parent and Purchaser shall give reasonable and good faith consideration to any such comments made by the Company or its counsel. Parent and Purchaser agree to provide the Company and its counsel with any comments (including oral comments) Parent, Purchaser or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after receipt of those comments (including oral comments). Each of Parent and Purchaser shall respond promptly to any comments (including oral comments) of the SEC or its staff with respect to the Offer Documents or the Offer.

(f) Funds. Without limiting the generality of Section 6.11, Parent shall cause to be provided to Purchaser, on a timely basis (and in any event prior to the expiration time of the Offer on the Expiration Date), all of the funds necessary to purchase all Shares that Purchaser becomes obligated to purchase pursuant to the Offer, and shall cause Purchaser to perform, on a timely basis, all of Purchaser’s obligations under this Agreement. Parent and Purchaser shall, and each of Parent and Purchaser shall ensure that all of their respective Affiliates shall, tender any Shares held by them into the Offer.

(g) Adjustments. If, between the date of this Agreement and the Offer Acceptance Time, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Offer Price shall be appropriately adjusted.

(h) Acceptance. Subject only to the satisfaction or, to the extent waivable by Purchaser or Parent, waiver by Purchaser or Parent of each of the Offer Conditions, Purchaser shall (and Parent shall cause Purchaser to) (i) promptly after (and in any event prior to 9.30 a.m. Eastern Time on the Business Day following) the Expiration Date, irrevocably accept for payment all Shares tendered (and not validly withdrawn) pursuant to the Offer (the time of such acceptance, the “Offer Acceptance Time”) and (ii) promptly after (and in any event no later than the second (2nd) business day after) the Offer Acceptance Time, pay for such Shares.

(i) Notification of Offer Status. Parent shall use its reasonable best efforts to keep the Company reasonably informed on a reasonably current basis of the status of the Offer, including with respect to the number of Shares that have been validly tendered and not validly withdrawn in accordance with the terms of the Offer, and with respect to any material developments with respect thereto and, upon the Company’s written request, use its reasonable best efforts to provide the Company as soon as practicable with the most recent report then available from the Depository Agent detailing the number of Shares that have been validly tendered and not validly withdrawn in accordance with the terms of the Offer.

(j) Transfer Taxes. If the payment of the Offer Price is to be made to a Person other than the Person in whose name the tendered Shares are registered on the stock transfer books of the Company, it shall be a condition of payment that the Person requesting such payment shall have paid all transfer and other similar Taxes required by reason of the payment of the Offer Price to a Person other than the registered holder of the Shares tendered, or shall have established to the satisfaction of Parent and the Purchaser that such Taxes either have been paid or are not applicable. None of Parent, Purchaser and the Surviving Corporation shall have any liability for the transfer and other similar Taxes described in this Section 1.1(i) under any circumstance.

1.2 Company Actions.

(a) Schedule 14D-9. Promptly on the Offer Commencement Date, following the filing of the Offer Documents, the Company shall (i) file with the SEC a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits, amendments or supplements thereto, the “Schedule 14D-9”) that, subject to Section 6.1(b), shall reflect the Company Board Recommendation and include the notice and other information required by Section 262(d)(2) of the DGCL and (ii) cause the Schedule 14D-9 and related documents to be disseminated to holders of Shares as and to the extent required by applicable Legal Requirements, including by setting the Stockholder List Date as the record date for purposes of receiving the notice required by Section 262(d)(2) of the DGCL. The Company agrees that it shall cause the Schedule 14D-9 (x) to comply in all material respects with the Exchange Act and other applicable Legal Requirements and (y) to not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no covenant is made by the Company with respect to information supplied by or on behalf of Parent or Purchaser for inclusion or incorporation by reference in the Schedule 14D-9. Each of Parent, Purchaser and the Company agrees to respond promptly to any comments of the SEC or its staff and to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to promptly cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable Legal Requirements. Parent and Purchaser shall promptly furnish or otherwise make available to the Company or the Company’s legal counsel all information concerning Parent or Purchaser that may be required by the Exchange Act to be set forth in the Schedule 14D-9 or as reasonably requested in order to comply with the actions contemplated by this Section 1.2(a). Except with respect to any filing in connection with or following a Company Adverse Recommendation Change or in connection with any disclosures made in compliance with Section 5.3 or Section 6.1, Parent and its counsel shall be given reasonable opportunity to review and comment on the Schedule 14D-9 (including any response to any comments (including oral comments) of the SEC or its staff with respect thereto) prior to the filing thereof with the SEC, and the Company shall give reasonable and good faith consideration to any such comments made by Parent or its counsel. Except with respect to any filing in connection with or following a Company Adverse Recommendation Change or in connection with any disclosures made in compliance with Section 5.3 or Section 6.1, the Company agrees to provide Parent and its counsel with any comments (including oral comments) the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of those comments (including oral comments). The Company shall respond promptly to any comments (including oral comments) of the SEC or its staff with respect to the Schedule 14D-9 or the Offer.

(b) Stockholder Lists. The Company shall promptly furnish Parent with a list of its stockholders, mailing labels and any available listing or computer file containing the names and addresses of all record holders of Shares and lists of securities positions of Shares held in stock depositories, in each case, to the extent in the Company’s possession or control, as of the most recent practicable date, and shall provide to Parent such additional information (including updated lists of stockholders, mailing labels and lists of securities positions) and such other assistance as Parent may reasonably request in connection with the Offer and the Merger (the date of the list used to determine the Persons to whom the Offer Documents and the Schedule 14D-9 are first disseminated, which date shall not be more than ten (10) business days prior to the date the Offer Documents and the Schedule 14D-9 are first disseminated, the “Stockholder List Date”). Except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Transactions, Parent and Purchaser and their agents shall hold in confidence the information contained in any such labels, listings and files, shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall, upon request by the Company, deliver, and shall use their reasonable best efforts to cause their agents to deliver, to the Company (or destroy) all copies and any extracts or summaries from such information then in their possession or control, and, if requested by the Company, promptly certify to the Company in writing that all such material has been returned or destroyed.

(c) Share Registry. The Company shall register (and shall instruct its transfer agent to register) the transfer of the Shares accepted for payment by Purchaser effective immediately after the Offer Acceptance Time.

SECTION 2. MERGER TRANSACTION

2.1 Merger of Purchaser into the Company. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with Section 251(h) of the DGCL, at the Effective Time, the Company and Parent shall consummate the Merger, whereby Purchaser shall be merged with and into the Company, the separate existence of Purchaser shall cease, and the Company will continue as the Surviving Corporation. The Merger shall be governed by and effected pursuant to Section 251(h) of the DGCL.

2.2 Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and Purchaser shall vest in the Surviving Corporation, and all of the debts, liabilities and duties of the Company and Purchaser shall become the debts, liabilities and duties of the Surviving Corporation.

2.3 Closing; Effective Time.

(a) Unless this Agreement shall have been validly terminated pursuant to Section 8, and unless otherwise mutually agreed in writing between the Company, Parent and Purchaser, the consummation of the Merger (the “Closing”) shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, NY 10019 at 9:00 a.m., New York City time, or remotely by exchange of documents and signatures (or their electronic counterparts), promptly following (but in any event on the same date as) the Offer Acceptance Time except if the conditions set forth in Section 7.1 shall not be satisfied or, to the extent permissible by applicable Legal Requirements, waived as of such date, in which case the Closing shall take place no later than the first (1st) business day on which all conditions set forth in Section 7.1 are satisfied or, to the extent permissible by applicable Legal Requirements, waived, unless another date or place is agreed to in writing by the Company and Parent. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

(b) Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the Company and Purchaser shall file or cause to be filed a certificate of merger with the Secretary of State of the State of Delaware with respect to the Merger, in such form as required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL, and the Parties shall take all further actions as may be required by applicable Legal Requirements to make the Merger effective. The Merger shall become effective upon the date and time of the filing of that certificate of merger with the Secretary of State of the State of Delaware or such later date and time as is agreed upon in writing by the Parties and specified in the certificate of merger (such date and time, the “Effective Time”).

2.4 Certificate of Incorporation and Bylaws; Directors and Officers.

(a) Subject to the requirements set forth in Section 6.4, at the Effective Time, the certificate of incorporation of Purchaser, as in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and applicable Legal Requirements, except that the name of the Surviving Corporation shall be “Constellation Pharmaceuticals, Inc.”

(b) Subject to the requirements set forth in Section 6.4, at the Effective Time, the bylaws of Purchaser, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and applicable Legal Requirements, except that the name of the Surviving Corporation shall be “Constellation Pharmaceuticals, Inc.”

(c) The directors and officers of Purchaser as of immediately prior to the Effective Time shall be the directors and officers, respectively, of the Surviving Corporation as of the Effective Time, to serve until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

(d) Without limiting Section 6.4, from and after the Effective Time until the sixth (6th) anniversary thereof, the certificate of incorporation, bylaws and other charter and organizational documents of the Surviving Corporation and each of the other Acquired Corporations shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of individuals who were, prior to the Effective Time, directors, officers, employees or agents of the Company or the other Acquired Corporations or any of their predecessor entities, than are presently set forth in the certificate of incorporation, bylaws and other charter and organizational documents of the Company and each of the other Acquired Corporations, as amended through the Effective Time, which provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any such individuals or any of their successors, assigns or heirs.

2.5 Conversion of Shares.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Purchaser, the Company or any stockholder of the Company:

(i) any Shares held immediately prior to the Effective Time by the Company (or held in the Company’s treasury), shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii) any Shares held immediately prior to the Effective Time by Parent, Purchaser or any other direct or indirect wholly owned Subsidiary of Parent shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iii) except as provided in clauses (i) and (ii) above and subject to Section 2.5(b), each Share outstanding immediately prior to the Effective Time (other than any Excluded Shares or any Dissenting Shares, which Dissenting Shares shall have only those rights set forth in Section 2.7) shall be converted into the right to receive the Offer Price, net to the holder of such Share in cash, without interest (the “Merger Consideration”), subject to any withholding of Taxes in accordance with Section 2.6(e); and

(iv) each share of the common stock, $0.01 par value per share, of Purchaser then outstanding shall be converted into one share of common stock of the Surviving Corporation.

(v) From and after the Effective Time, all Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each applicable holder of such Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor upon the surrender of such shares of common stock of the Company in accordance with Section 2.6.

(b) If, between the date of this Agreement and the Effective Time, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Merger Consideration shall be appropriately adjusted.

2.6 Surrender of Certificates; Stock Transfer Books.

(a) As soon as reasonably practicable after the date of this Agreement, and in any event prior to the Offer Acceptance Time, Parent shall appoint a bank or trust company reasonably acceptable to the Company to act as agent (the “Depository Agent”) for the holders of Shares to receive the Offer Price to which holders of such Shares shall become entitled pursuant to Section 1.1(h) and to act as agent (the “Paying Agent”) for the holders of Shares to receive the Merger Consideration to which holders of such Shares shall become entitled pursuant to Section 2.5. Promptly after (and in any event no later than the second (2nd) business day after) the Offer Acceptance Time, Parent shall deposit, or shall cause to be deposited, with the Depository Agent cash as and when required in amounts sufficient to make prompt payment of the aggregate Offer Price payable pursuant to Section 1.1(h). On or prior to the Closing Date, Parent shall deposit, or shall cause to be deposited with the Paying Agent cash as and when required in amounts sufficient to make prompt payment of the aggregate Merger Consideration payable pursuant to Section 2.5 (together with the amount deposited pursuant to the immediately preceding sentence, the “Payment Fund”). The Payment Fund shall not be used for any other purpose. The Payment Fund shall be invested by the Paying Agent as directed by Parent; provided that such investments shall be in obligations of or guaranteed by the United States of America in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three (3) months. In no event, however, shall such investments delay the receipt by the former holders of Shares or Company Warrants of the Merger Consideration, as applicable, or otherwise impair such holders’ rights hereunder. To the extent Parent becomes aware that (i) there are any losses with respect to any such investments or (ii) the Payment Fund has diminished for any reason below the level required for the Paying Agent to make prompt cash payment pursuant to Section 1.1(h), Section 2.5 and Section 2.8, Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the cash in the Payment Fund so as to ensure that the Payment Fund is, at all times, maintained at a level sufficient for the Paying Agent to make such payments promptly as and when required pursuant to Section 1.1(h), Section 2.5 and Section 2.8.

(b) Promptly after the Effective Time (but in no event later than three (3) business days thereafter), the Surviving Corporation shall cause to be mailed to each Person who was, at the Effective Time, a holder of record of (i) Shares represented by a certificate or certificates evidencing such Shares (the “Certificates”) or (ii) Book-Entry Shares, who, in each case was entitled to receive the Merger Consideration pursuant to Section 2.5, (A) a form of letter of transmittal, which shall be in reasonable and customary form and shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof in accordance with Section 2.6(f), if applicable) to the Paying Agent, or a customary agent’s message in respect to Book-Entry Shares, and (B) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for the Merger Consideration issuable and payable in respect of such Shares pursuant to Section 2.5. Upon surrender to the Paying Agent of Certificates (or affidavits of loss in lieu thereof in accordance with Section 2.6(f), if applicable) or Book-Entry Shares, together with such letter of transmittal in the case of Certificates, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to the instructions, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration for each Share formerly evidenced by such Certificates or Book-Entry Shares, and such Certificates and Book-Entry Shares shall then be cancelled. No interest shall accrue or be paid on the Merger Consideration payable upon the surrender of any Certificates or Book-Entry Shares for the benefit of the holder thereof. If the payment of any Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificates formerly evidencing the Shares is registered on the stock transfer books of the Company, it shall be a condition of payment that the Certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the Person requesting such payment shall have paid all transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered, or shall have established to the satisfaction of Parent and the Surviving Corporation that such Taxes either have been paid or are not applicable. None of Parent, Purchaser and the Surviving Corporation shall have any liability for the transfer and other similar Taxes described in this Section 2.6(b) under any circumstance. Payment of the applicable Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. Until surrendered as contemplated by this Section 2.6(b), each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the applicable Merger Consideration as contemplated by Section 2.5.

(c) At any time following twelve (12) months after the Effective Time, Parent shall be entitled to require the Paying Agent to deliver to it any funds (with respect to the Merger Consideration to which holders of Shares shall become entitled pursuant to Section 2.5) which had been made available to the Paying Agent and not disbursed to holders of Certificates or Book-Entry Shares (including all interest and other income received by the Paying Agent in respect of all funds made available to it), and, thereafter, such holders shall be entitled to look to the Surviving

Corporation (subject to abandoned property, escheat and other similar Legal Requirements) only as general creditors thereof with respect to the Merger Consideration, that may be payable upon due surrender of the Certificates or Book-Entry Shares held by them, without any interest thereon. Notwithstanding the foregoing, neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of Certificates or Book-Entry Shares for the Merger Consideration delivered in respect of such share to a public official pursuant to any abandoned property, escheat or other similar Legal Requirements. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Body shall become, to the extent permitted by applicable Legal Requirements, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(d) At the close of business on the day of the Effective Time, the stock transfer books of the Company with respect to the Shares shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. From and after the Effective Time, the holders of the Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided herein or by applicable Legal Requirements. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(e) Notwithstanding any other provision of this Agreement, each of the Company, the Surviving Corporation, Parent, Purchaser, the Paying Agent and the Depository Agent and their respective Affiliates, shall be entitled to deduct and withhold (or cause to be deducted and withheld) from, as applicable, the Offer Price, or the Merger Consideration payable to any holder of Shares, Company Options or Company Warrants or the recipient of any other consideration otherwise payable pursuant to this Agreement such amounts as it is required by any Legal Requirement to deduct and withhold with respect to Taxes. Each such withholding agent shall take all action that may be necessary to ensure that any such amounts so withheld are timely and properly remitted to the appropriate Governmental Body. If any withholding obligation may be avoided by a payee providing information or documentation to the applicable payor, such payor shall request such information from such payee and use commercially reasonable efforts to avoid such withholding obligation, which the Parties agree shall be satisfied by the provision of the letter of transmittal described in Section 1.1(e) Section 2.6(b), as applicable. To the extent that amounts are so withheld and properly remitted to the appropriate Governmental Body, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Shares, Company Options or Company Warrants or other recipient of consideration hereunder in respect of which such deduction and withholding was made.

(f) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder of the Shares formerly represented by that Certificate, or by a representative of that holder, claiming that Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by that holder of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate (which shall not exceed the Merger Consideration payable with respect to such Certificate), the Paying Agent will pay (less any amounts deducted or withheld pursuant to Section 2.6(e)), in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the Shares formerly represented by such Certificate, as contemplated by this Section 2.

2.7 Dissenters’ Rights. Notwithstanding anything in this Agreement to the contrary, Shares outstanding immediately prior to the Effective Time, and held by holders who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (the “Dissenting Shares”), shall not be converted into the right to receive Merger Consideration, but shall, by virtue of the Merger, be automatically cancelled and no longer outstanding, shall cease to exist and shall be entitled to only such consideration as shall be determined pursuant to Section 262 of the DGCL; provided that, if any such holder shall have failed to perfect or shall have waived, effectively withdrawn or lost such holder’s right to appraisal and payment under the DGCL, such holder’s Shares shall be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration (less any amounts entitled to be deducted or withheld pursuant to Section 2.6(e)), and such Shares shall not be deemed to be Dissenting Shares. The Company shall give prompt notice to Parent of any demands received by the Company for appraisal of any Dissenting Shares, withdrawals of such demands and any other instruments served pursuant to Section 262 of the DGCL, in each case prior to the Effective Time. Parent and Purchaser shall have the right to direct and participate in all negotiations and proceedings with respect to such demands, and the Company shall not, without the prior written consent of Parent and Purchaser, settle or offer to settle, or make any payment with respect to, any such demands, or agree to do any of the foregoing. Parent shall not, except with the prior written consent of the Company, require the Company to make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

2.8 Treatment of Company Options and Warrants.

(a) Each Company Option that is outstanding as of immediately prior to the Effective Time shall accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time. As of the Effective Time, by virtue of the Merger and without any further action on the part of the holders thereof, Parent, Purchaser, or the Company, each Company Option that is then outstanding and unexercised shall be cancelled and converted into the right to receive, subject to applicable Tax withholding, cash in an amount equal to the product of (i) the total number of Shares subject to such Company Option immediately prior to the Effective Time, multiplied by (ii) the excess, if any, of (x) the Merger Consideration over (y) the exercise price per Share applicable to such Company Option. which amount shall be paid in accordance with Section 2.8(b). As of the Effective Time, by virtue of the Merger and without any further action on the part of the holders thereof, Parent, Purchaser, or the Surviving Corporation, each Company Option that is then outstanding and unexercised and that has a per Share exercise price that is equal to, or greater than, the Merger Consideration shall be cancelled for no consideration.

(b) As soon as reasonably practicable after the Effective Time (but no later than the second payroll period after the Effective Time), the Surviving Corporation shall pay the amounts provided for in Section 2.8(a), net of any applicable Tax withholding payable pursuant to Section 2.8(a)), to the holders of Company Options, with such payments to be made through, to the extent applicable, the Surviving Corporation’s payroll.

(c) As soon as practicable following the date of this Agreement, the Company Board (or, if appropriate, any committee administering the Company ESPP) shall adopt resolutions providing that (i) no offering period shall be commenced under the Company ESPP after the date of this Agreement, and (ii) the Company ESPP shall terminate, effective as of immediately prior to, and subject to the occurrence of, the Effective Time.

(d) Each of the Company Warrants set forth on Schedule 3.3(c)(i) that remain unexercised and outstanding as of immediately prior to the Effective Time shall terminate in accordance with the terms of such Company Warrants.

(e) Prior to the Effective Time, the Company Board or a committee thereof shall adopt resolutions authorizing the treatment of the Company Options, Company ESPP and Company Warrants in accordance with this Section 2.8.

SECTION 3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Purchaser as follows (it being understood that each representation and warranty contained in this Section 3 is subject to (a) exceptions and disclosures set forth in the section or subsection of the Company Disclosure Schedule corresponding to the particular Section or subsection in this Section 3; (b) any exception or disclosure set forth in any other section or subsection of the Company Disclosure Schedule to the extent it is reasonably apparent that such exception or disclosure is applicable to qualify such representation and warranty; and (c) disclosure in the Company SEC Documents filed prior to the date that is one (1) business day prior to the date of this Agreement (other than any information in the “Risk Factors” or “Forward-Looking Statements” sections of such Company SEC Documents)):

3.1 Due Organization; Subsidiaries, Etc.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and the Company’s only Subsidiary is Constellation Securities Corporation, a corporation duly organized, validly existing and in good standing under the laws of the State of Massachusetts (Company and such Subsidiary, an “Acquired Corporation” and, collectively, the “Acquired Corporations”). Each Acquired Corporation has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; and (ii) to own and use its assets in the manner in which its assets are currently owned and used, in each case, except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each Acquired Corporation is qualified or licensed to do business as a foreign corporation, and is in good standing, in each jurisdiction where the nature of its business requires such qualification or licensing, except where the failure would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) The Company owns beneficially and of record all of the outstanding shares of capital stock or ordinary shares of the other Acquired Corporation, free and clear of all Encumbrances and transfer restrictions, except for Encumbrances or transfer restrictions of general applicability as may be provided under the Securities Act or applicable securities laws. Except for the shares of capital stock or ordinary shares of the other Acquired Corporation held by the Company, no Acquired Corporation owns, directly or indirectly, any capital stock or equity interests in, or subscriptions, options, calls, warrants or rights (whether or not currently exercisable) to acquire, or other securities convertible into or exchangeable or exercisable for, any capital stock or equity interests of any Entity.

3.2 Certificate of Incorporation and Bylaws. The Company has delivered or made available to Parent or Parent’s Representatives accurate and complete copies of the certificate of incorporation, bylaws and other charter and organizational documents of each of the Acquired Corporations as in effect on the date hereof.

3.3 Capitalization, Etc.

(a) The authorized capital stock of the Company consists of: (i) 200,000,000 Shares, of which 47,965,730 Shares had been issued and were outstanding as of the close of business on May 27, 2021 (the “Capitalization Date”); and (ii) 5,000,000 shares of the Company’s preferred stock, $0.001 par value per share (the “Company Preferred Stock”), of which no shares are outstanding. All of the outstanding Shares and the outstanding shares of capital stock or ordinary shares of the other Acquired Corporation have been duly authorized and validly issued, and are fully paid and nonassessable. The Company owns all of the authorized and outstanding capital stock of its Subsidiary.

(b) As of the date of this Agreement, (i) none of the outstanding shares of capital stock of the Company are entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right; (ii) there are no outstanding bonds, debentures, notes or other Indebtedness of the Company having a right to vote on any matters on which the stockholders of the Company have a right to vote; and (iii) there is no Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of capital stock of the Company. The Company is not under any obligation, or bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of capital stock of the Company. The Shares constitute the only outstanding class of securities of the Company registered under the Securities Act.

(c) As of the close of business on the Capitalization Date: (i) 6,563,866 Shares are subject to Company Options granted and outstanding under the Company Equity Plans (the weighted average exercise price of which is $20.90); (ii) 8,789,683 Shares are reserved for future issuance under the Company Equity Plans; and (iii) there are Company Warrants to purchase an aggregate of 22,708 Shares. Other than as set forth in this Section 3.3(c) and other than Shares reserved for issuance pursuant to the Company ESPP, as of the close of business on the Capitalization Date, there are no issued, reserved for issuance, outstanding or authorized equity-based awards with respect to the Shares. Section 3.3(c)(i) of the Company Disclosure Schedule sets forth a list of each Company Warrant outstanding as of the close of business on the Capitalization Date including the holder, date of grant, expiration date, exercise price and number of Shares subject thereto.

(d) Section 3.3(d) of the Company Disclosure Schedule sets forth a listing of all Persons who hold outstanding Company Options as of the close of business on the Capitalization Date, indicating, with respect to each Company Option, the number of Shares subject thereto, the date of grant, the vesting schedule and the per Share exercise price, and expiration date.

(e) Except as set forth in this Section 3.3 and except for the Company Options and the Company Warrants outstanding as of the date of this Agreement (and shares issuable upon the exercise thereof), as of the close of business on the Capitalization Date, there are no: (i) outstanding shares of capital stock of, or other equity interests in, any Acquired Corporation; (ii) outstanding subscriptions, options, calls, warrants or rights (whether or not currently exercisable) obligating any Acquired Corporation to issue any shares of capital stock, restricted stock units, stock-based performance units or any other rights that are linked to, or the value of which is in any way based on or derived from the value of any shares of capital stock or other securities of any Acquired Corporation; (iii) outstanding securities, instruments, bonds, debentures, notes or obligations issued by any Acquired Corporation that are or may become convertible into or exchangeable for any shares of the capital stock of any Acquired Corporation; or (iv) stockholder rights plans or Contracts under which any Acquired Corporation is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities. There is no offering period underway with respect to the Company ESPP as of the date of this Agreement

3.4 Authority; Binding Nature of Agreement. The Company has the corporate power and authority to enter into and deliver and to perform its obligations under this Agreement and, assuming the representations and warranties set forth in Section 4.8 are true and correct and that the Transactions are consummated in accordance with Section 251(h) of the DGCL, to consummate the Merger. The Company Board (at a meeting duly called and held) has (a) determined that this Agreement and the Offer and the Merger are fair to, and in the best interest of, the Company and its stockholders, (b) declared it advisable to enter into this Agreement, (c) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Offer and the Merger, (d) resolved that the Merger shall be effected under Section 251(h) of the DGCL and (e) resolved to recommend that the stockholders of the Company tender their shares to Purchaser pursuant to the Offer, which resolutions, as of the date of this Agreement, have not been subsequently withdrawn or modified in a manner adverse to Parent. This Agreement has been duly executed and delivered by the Company, and assuming due authorization, execution and delivery by Parent and Purchaser, this Agreement constitutes the legal, valid and binding obligation of the Company and is enforceable against the Company in accordance with its terms, except as such enforcement may be subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and by general equitable principles.

3.5 Non-Contravention; Consents.

(a) Assuming compliance with the applicable provisions of the DGCL, the HSR Act, and the rules and regulations of NASDAQ, the execution and delivery of this Agreement by the Company and the consummation by the Company of the Offer and the Merger will not: (i) cause a violation of any of the provisions of the certificate of incorporation or bylaws or other organizational documents of the Company; (ii) cause a violation by the Company of any Legal Requirement or order applicable to the Company, or to which the Company is subject; or (iii) conflict with, result in breach of, or constitute a default under, or give rise to any right of purchase, termination, amendment, acceleration or cancellation under, or give rise to any right to any consent under, any Material Contract, except in the case of clause (ii) and this clause (iii), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Except as may be required by the Exchange Act (including the filing with the SEC of the Schedule 14D-9), state Takeover Laws, the DGCL, the HSR Act, the rules and regulations of NASDAQ, any filings or notifications as may be required in connection with transfer or other Taxes described in Section 9.8 and such other matters as may be required solely by reason of the participation of Parent (as opposed to any third Person) in the Transactions, the Company is not required to give notice to, make any filing with, or obtain any consent from any Governmental Body at any time prior to the Closing in connection with the execution and delivery of this Agreement, or the consummation by the Company of the Offer and the Merger, except those filings, notices or consents that the failure to make, obtain or receive would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.6 SEC Filings; Financial Statements.

(a) Since January 1, 2019, the Company has filed or furnished on a timely basis all reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) required to be filed or furnished (as applicable) by the Company with the SEC (as supplemented, modified or amended since the time of filing, the “Company SEC Documents”). As of their respective dates, the Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act of 2002, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to those Company SEC Documents and, except to the extent that information contained in a Company SEC Document has been revised, amended, modified or superseded (prior to the date of this Agreement) by a later filed or furnished Company SEC Document, none of the Company SEC Documents when filed or furnished contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The consolidated financial statements (including any related notes and schedules) contained in the Company SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or as permitted by Regulation S-X or other rules and regulations of the SEC, or, in the case of unaudited financial statements, as permitted by Form 10-Q, Form 8-K or any successor form under the Exchange Act or other rules and regulations of the SEC); and (iii) fairly presented, in all material respects, the financial position of the Company and its consolidated Subsidiary as of the respective dates thereof and the results of operations and cash flows of the Company and its consolidated Subsidiary for the periods covered thereby (subject, in the case of the unaudited financial statements, to the absence of notes and normal year-end adjustments).

(c) The Company maintains a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). To the knowledge of the Company, except as set forth in the Company SEC Documents filed prior to the date of this Agreement, since the date of the filing of the Company’s Annual report on Form 10-K for the fiscal year ended December 31, 2020, neither the Company nor the Company’s independent registered accountant has been made aware of: (1) any significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by the Company which is reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; (2) any fraud that involves the management or other employees of the Acquired Corporations who have a significant role in the Company’s internal control over financial reporting or (3) any written claim or allegation regarding (1) or (2).

(d) The Company maintains disclosure controls and procedures as defined in and required by Rule 13a-15 under the Exchange Act that are reasonably designed to ensure that all information required to be disclosed in the Company’s reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable each of the principal executive officer of the Company and the principal financial officer of the Company to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.

(e) As of the date of this Agreement, (i) there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents and (ii) to the knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review.

3.7 Information Supplied. The information relating to the Company or any of the Acquired Corporations or that is provided by the Company or any of the Acquired Corporations or their respective Representatives for inclusion in the Offer Documents, or in any other document filed with the SEC in connection with the transactions contemplated hereby, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Schedule 14D-9 (except for such portions thereof that relate only to Parent, Purchaser or any of their respective Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

3.8 Absence of Changes.

(a) Since March 31, 2021 to the date of this Agreement, there has not been any Material Adverse Effect that is continuing.

(b) Since March 31, 2021 to the date of this Agreement, there has not been any event, occurrence, or action that, if taken during the Pre-Closing Period without Parent’s consent, would constitute a breach of any of the covenants in clauses (i)-(ii), (vi), (x), (xiii), or (xvi) (solely as it relates to the foregoing) of Section 5.2(b).

3.9 Real Property.

(a) The Acquired Corporations do not own any real property.

(b) Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Acquired Corporations hold a valid and existing leasehold interest in the material real property that is leased or subleased by the Acquired Corporations from another Person (the “Leased Real Property”), free and clear of all Encumbrances other than Permitted Encumbrances. None of the Acquired Corporations have received any written notice regarding any violation or breach or default under any Company Lease that has not since been cured, except for violations or breaches that do not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.10 Intellectual Property.

(a) Section 3.10(a) of the Company Disclosure Schedule identifies, as of the date of this Agreement, each item of Registered IP owned or purported to be owned by any Acquired Corporation as of the date of this Agreement (the “Company Registered IP”).

(b) To the knowledge of the Company, none of the issued Company Patents is invalid or unenforceable, except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) All material Company IP is owned, and all material registered IP is owned exclusively, in each case by an Acquired Corporation free and clear of all Encumbrances other than Permitted Encumbrances, except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d) Since January 1, 2019, through the date of this Agreement, the Acquired Corporations have not received notice of any, and to the knowledge of the Company there is no threatened, material interference, opposition, reissue, reexamination or other proceeding (other than proceedings associated with the applications for patents) with respect to the Company Registered IP, including with respect to the scope, validity, enforceability, registration, priority or ownership of any Company Registered IP.

(e) No director, officer, employee, independent contractor of, or consultant to, any of the Acquired Corporations owns or has any claim, right (whether or not currently exercisable) or interest to or in any material Company IP that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(f) To the knowledge of the Company, the operation of the business of the Acquired Corporations as conducted as of the date hereof does not infringe, misappropriate or otherwise violate any Intellectual Property owned by any other Person, except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(g) As of the date of this Agreement, no Legal Proceeding is pending and served (or, to the knowledge of the Company, is being threatened or is pending and has not been served)

against an Acquired Corporation relating to any actual, alleged or suspected infringement, misappropriation or other violation of any Intellectual Property of another Person. Since January 1, 2019, through the date of this Agreement, the Acquired Corporations have not received any written notice or other written communication relating to any actual, alleged or suspected infringement, misappropriation or other violation of any Intellectual Property of another Person by an Acquired Corporation, except, in each case, as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(h) To the knowledge of the Company, no other Person is infringing, misappropriating or otherwise violating any material Company IP and no Legal Proceeding is pending and served (or is being threatened or is pending and has not been served) against a Person by an Acquired Corporation relating to any actual, alleged or suspected infringement, misappropriation or other violation of any material Company IP, except, in each case, as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(i) Section 3.10(i) of the Company Disclosure Schedule sets forth each Contract pursuant to which any material Intellectual Property has been licensed, sold, assigned or otherwise conveyed to an Acquired Corporation, or pursuant to which any Acquired Corporation has otherwise received or acquired any right in any material Intellectual Property (other than any Contract between any Acquired Corporation and its current or former employees, contractors or consultants, material transfer agreements, and nonexclusive “off the shelf” licenses to third-party computer software or other technology that is generally commercially available, in each case, entered into in the ordinary course of business) (each an “In-bound License”), or pursuant to which any Person has been granted any license under, or otherwise has received or acquired any right or interest in or to (including a right to receive a license), any material Company IP by any Acquired Corporation (other than any Contract with current or former employees, contractors or consultants performing work for any Acquired Corporation in the ordinary course of business and which does not grant any continuing rights to such employee, contractor or consultant to any such material Company IP, any clinical trial agreements and material transfer agreements, in each case, entered into in the ordinary course of business) (each an “Out-bound License”).

(j) To the knowledge of the Company, the execution, delivery and performance of this Agreement will not result in (i) the material impairment of any Acquired Corporation’s ownership interest in any material Company IP or (ii) the loss or termination of, or material restrictions on, any licenses or rights to Intellectual Property granted to an Acquired Corporation, except in each case as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(k) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the Acquired Corporations have taken commercially reasonable actions to protect the confidentiality, integrity and security of the Acquired Corporations’ IT Assets against any unauthorized use, access, interruption, modification or corruption, including the implementation of commercially reasonable data backup, disaster avoidance and recovery procedures, and (iii) since January 1, 2019, to the knowledge of the Company, there has been no unauthorized use or access or security breaches, or interruption, modification, loss or corruption of any of the Acquired Corporations’ IT Assets.

3.11 Contracts.

(a) Except for this Agreement, the Company Contracts disclosed in and filed as exhibits to the Company SEC Documents, and the Company Contracts disclosed on Section 3.11(a) of the Company Disclosure Schedule, there is no Company Contract that as of the date of this Agreement is:

(i) a Company Contract (A) limiting the freedom or right of an Acquired Corporation to compete with any other Person in any location or line of business; (B) containing any “most favored nations” terms and conditions (including with respect to pricing) granted by an Acquired Corporation or exclusivity obligations or restrictions; or (C) containing exclusivity obligations or otherwise purports to materially limit the freedom or right of any Acquired Corporation to sell, distribute or manufacture any products or services for any other Person, except in the case of each of clauses (A) through (C) for such limitations, terms, conditions or obligations that are not material to the Acquired Corporations, taken as a whole;

(ii) a Company Contract that requires by its terms or is reasonably likely to require the payment or delivery of cash or other consideration by or to an Acquired Corporation in an amount having an expected value in excess of $5,000,000 in the fiscal year ending December 31, 2021 or in any fiscal year thereafter and cannot be cancelled by the Acquired Corporation without penalty or further payment without more than sixty (60) days’ notice (other than payments for services rendered to the date of cancellation), excluding nonexclusive outbound licenses which are not Out-bound Licenses, nonexclusive inbound licenses which are not In-bound Licenses, and clinical trial agreements entered into in the ordinary course of business;

(iii) a Company Contract relating to Indebtedness for borrowed money of any Acquired Corporation with a principal amount in excess of $1,000,000 (whether incurred, assumed, guaranteed or secured by any asset);

(iv) a Company Contract that prohibits the payment of dividends or distributions in respect of the capital stock of any Acquired Corporation, the pledging of the capital stock or other equity interests of any Acquired Corporation or the issuance of any guaranty by any Acquired Corporation;

(v) a Company Contract creating a joint venture, collaboration, partnership, limited liability company or strategic alliance, in each case that is material to the Company;

(vi) an In-bound License and any Out-bound License;

(vii) a Company Lease;

(viii) a Company Contract related to any disposition or acquisition of material assets or a material business of the Acquired Corporations that contains continuing indemnitees (except for indemnities entered into the ordinary course of business and pursuant to which the Acquired Corporations have not incurred any material liabilities), or other continuing “earn out”, milestones, royalties or other continuing contingent payment obligations;

(ix) a material Company Contract that is a supply, manufacturing or contract manufacturing Contract;

(x) a Company Contract with any Governmental Body pursuant to which such Governmental Body procures or supplies services from the Acquired Corporations or provides a grant to the Acquired Corporations, with a principal amount in excess of $5,000,000; or

(xi) any other Company Contract that is currently in effect and has been filed (or is required to be filed) by the Company as an exhibit pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

Each such Contract described in clauses (i) through (xi) above is referred to herein as a “Material Contract.”

(b) As of the date of this Agreement, the Company has either delivered or made available to Parent or Parent’s Representatives or has publicly made available (subject to necessary redactions) an accurate and complete copy of each Material Contract. Neither the applicable Acquired Corporation nor, to the knowledge of the Company, the other party thereto, is in breach of or default under any Material Contract, except in any such event as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each Material Contract is, with respect to the applicable Acquired Corporation and, to the knowledge of the Company, the other party thereto, a valid agreement, binding, and in full force and effect, except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. To the knowledge of the Company, each Material Contract is enforceable by the applicable Acquired Corporation in accordance with its terms, except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and except as such enforcement may be subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and by general equitable principles. As of the date of this Agreement, no Acquired Corporation has waived in writing any rights under any Material Contract, the waiver of which would have, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.12 Liabilities. The Acquired Corporations do not have any liabilities of any nature (whether accrued, absolute, contingent or otherwise) which would be required to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with GAAP or the notes thereto, except for: (i) liabilities disclosed, reflected or reserved against in the Company’s financial statements or the notes thereto included in the Company SEC Documents filed prior to the date of this Agreement; (ii) liabilities or obligations incurred pursuant to the terms of or expressly contemplated by, and fees and expenses payable to external Representatives for services rendered in connection with, this Agreement and the Merger that have been disclosed to Parent; (iii) liabilities for performance of obligations of the Acquired Corporations under Contracts binding upon the applicable Acquired Corporation (other than resulting from any breach or acceleration thereof) either delivered or made available to Parent or Parent’s Representatives prior to the date of this Agreement or entered into in the ordinary course of business, including nonexclusive outbound licenses, clinical trial agreements and material transfer agreements; (iv) liabilities incurred in the ordinary course of business since March 31, 2021; and (v) liabilities that would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.13 Compliance with Legal Requirements. Each Acquired Corporation is, and has been since January 1, 2019, in compliance with all applicable Legal Requirements, except where the failure to be in compliance would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Since January 1, 2019, no Acquired Corporation has been given written notice of, or been charged with, any unresolved violation of any Legal Requirement applicable to such Acquired Corporation, except, in each case, for any such violation that would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.14 Regulatory Matters.

(a) The Acquired Corporations have filed with the applicable regulatory authorities (including the FDA or any other Governmental Body having jurisdiction over the safety, efficacy, approval, development, testing, labeling, manufacture, store, sale, commercialization or distribution of pharmaceutical products (each, a “Drug Governmental Body”)) all required material filings, declarations, listings, registrations, reports or submissions, including but not limited to adverse event reports, except, in each case, as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. All such filings, declarations, listings, registrations, reports or submissions were in material compliance with applicable Legal Requirements when filed, and, as of the date of this Agreement, no deficiencies have been asserted in writing by any applicable Governmental Body to the Company with respect to any such filings, declarations, listing, registrations, reports or submissions, except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all preclinical and clinical studies or tests sponsored by the Acquired Corporations since January 1, 2019 have been conducted in material compliance with applicable Legal Requirements, rules, regulations and binding guidances, including Good Clinical Practices and Good Laboratory Practice Requirements and federal and state laws, rules, regulations and binding guidances restricting the use and disclosure of individually identifiable health information. Since January 1, 2019 and through the date of this Agreement, the Acquired Corporations have not received any written notices or other material correspondence from the FDA or any other Drug Governmental Body with respect to any ongoing clinical or pre-clinical studies or tests requiring the termination, suspension or material modification of such studies or tests.

3.15 Certain Business Practices. None of the Acquired Corporations, nor, to the knowledge of the Company, any of their respective officers, employees, representatives or agents (in each case, acting in the capacity of an employee or representative of any Acquired Corporation), has directly or indirectly (i) used any material funds (whether of an Acquired Corporation or otherwise) for unlawful contributions, gifts or entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or accepted any such payment or (iii) violated any provision of any Anti-Corruption Laws or any rules or regulations promulgated thereunder, anti-money laundering laws or any rules or regulations promulgated thereunder or any applicable Legal Requirement of similar effect, except, in each case, as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Since January 1, 2019, and through the date of this Agreement, the Acquired Corporations have not received any written communication that alleges any of the foregoing, except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.16 Governmental Permits. The Acquired Corporations hold all Governmental Permits necessary to enable the Acquired Corporations to conduct their respective businesses in the manner in which their businesses are currently being conducted, except where failure to hold such Governmental Permits would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Governmental Permits held by the Acquired Corporations are valid and in full force and effect, except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.17 Tax Matters. Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(a) (i) All Tax Returns required to be filed by or on behalf of any Acquired Corporation with any Governmental Body have been timely filed, and all such Tax Returns are accurate and complete, and (ii) all Taxes payable by any Acquired Corporation (whether or not shown on as due on any Tax Return) or required to be withheld by any Acquired Corporation and remitted to an applicable Governmental Body have been duly paid and remitted, except, in each case of clause (i) or (ii), Taxes which are being contested in good faith by appropriate proceedings and for which adequate reserves, in accordance with GAAP, have been reflected in the consolidated financial statements included in the Company SEC Documents.

(b) There are (i) no examinations or audits of any Tax Return or with respect to any Tax of any Acquired Corporation in progress, nor has any been asserted or threatened in writing, and (ii) no written claim has been received by an Acquired Corporation from any Governmental Body in any jurisdiction where an Acquired Corporation does not file Tax Returns that an Acquired Corporation is or may be subject to Taxes in that jurisdiction.

(c) No Legal Proceeding involving the IRS or any other Governmental Body is pending, asserted or threatened in writing against or with respect to an Acquired Corporation in respect of any Tax. No deficiency or adjustment of Taxes has been proposed, asserted, or assessed in writing as a result of any audit, examination, or other Legal Proceeding by any Governmental Body that has not been paid, or which is being contested in good faith by appropriate proceedings and for which adequate reserves, in accordance with GAAP, have been reflected in the consolidated financial statements including in the Company SEC Documents.

(d) None of the Acquired Corporations (i) has ever been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return or any other affiliated, combined, unitary, or other similar group filing consolidated, or other similar Tax Returns or of a group entitled to ceded benefits and attributes in a similar manner to that which members of combined groups are entitled (other than a group the common parent of which is or was the Company or another Acquired Corporation); or (ii) has any material liability for the Taxes of any other Person (other than the Acquired Corporations) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign law), as a transferee or successor or pursuant to a Contract, including any Tax sharing, Tax allocation or Tax indemnity agreement or similar contract or arrangement relating to the apportionment, sharing, assignment, indemnification or allocation of any Tax or Tax Asset (other than pursuant to (A) provisions included in credit agreements, leases, employment agreements and other agreements, in each case, not primarily related to Taxes and entered into in the ordinary course of business and (B) any agreement solely between or among any of the Acquired Corporations).

(e) Within the past two years, none of the Acquired Corporations has been a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(f) None of the Acquired Corporations has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any corresponding or similar provision of any state, local or foreign law).

(g) There are no Encumbrances with respect to Taxes upon any of the assets or properties of any Acquired Corporation, other than Permitted Encumbrances.

(h) No “closing agreement” pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign law) has been entered into by or with respect to any Acquired Corporation. No Acquired Corporation has requested or has been issued any private letter rulings, technical advice memoranda or similar agreements or rulings in respect of Taxes with any Governmental Body. No Acquired Corporation is a party to or subject to any Tax exemption, Tax holiday, or other Tax reduction agreement or order.

(i) No Acquired Corporation (i) has a permanent establishment (within the meaning of an applicable Tax treaty), branch, or other fixed place of business, or (ii) has otherwise been, or deemed to be, engaged in a trade or business, in any jurisdiction other than its own country of incorporation or formation.

3.18 Employee Matters; Benefit Plans.

(a) Section 3.18 of the Company Disclosure Schedule sets forth an accurate and complete list of each material Employee Plan in effect as of the date hereof. The Company has either delivered or made available to Parent or Parent’s Representatives prior to the date of this Agreement, with respect to each material Employee Plan, accurate and complete copies (as applicable) of: (i) the plan document and any amendments thereto; (ii) any related trust or other funding documents; (iii) the most recent determination letter or opinion letter with respect to the Employee Plan’s tax-qualified status; (iv) the most recent annual actuarial valuation, and the most recent Form 5500; and (v) the most recent summary plan description and any material modifications thereto.

(b) Neither the Company nor any of its ERISA Affiliates has ever maintained, contributed to or been required to contribute to a plan subject to Title IV of ERISA or Code Section 412, including any “single employer” defined benefit plan or any “multiemployer plan,” each as defined in Section 4001 of ERISA.

(c) Each of the Employee Plans that is intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code. Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each of the Employee Plans has been operated in compliance in all material respects with its terms and all applicable Legal Requirements, including but not limited to ERISA and the Code and (ii) there are no actions, suits or claims pending (other than routine claims for benefits) or, to the Company’s knowledge, threatened with respect to an Employee Plan or to the knowledge of the Company against any fiduciary of such Employee Plan involving an Employee Plan. No Employee Plan is subject to the laws of a jurisdiction outside of the United States.

(d) Except to the extent required under Section 601 et seq. of ERISA or 4980B of the Code (or any other similar state or local Legal Requirement), no Acquired Corporation has any present or future obligation to provide, and no Employee Plan provides for, post-employment welfare benefits to any current or former employee, officer or director of an Acquired Corporation.

(e) Neither the execution of this Agreement nor the consummation of the Merger (including in combination with other events or circumstances) will (i) entitle any current or former employee or director of any Acquired Corporation to severance pay or benefits, unemployment compensation or any other cash payment or benefits, (ii) accelerate the time of payment or vesting, or increase the amount of, compensation or benefits due to any such current or former employee or director of any Acquired Corporation, or (iii) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that would, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) or (iv) limit the Company’s right to amend, modify or terminate, any Employee Plan.

(f) The Acquired Corporations are not a party to any Contract or Employee Plan that would require, nor do the Acquired Corporations have any obligation (current or contingent), to compensate any individual for excise Taxes due pursuant to Section 4999 of the Code. No Employee Plan (or award thereunder) provides nonqualified deferred compensation subject to Section 409A of the Code.

3.19 Labor Matters.

(a) As of the date of this Agreement, no Acquired Corporation is party to, bound by, or has a duty to bargain for or is currently negotiating in connection with entering into, any collective bargaining agreement or other Contract with a labor organization representing any of its employees and there are no labor organizations representing, purporting to represent or, to the knowledge of the Company, seeking to represent any employees of an Acquired Corporation. Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since January 1, 2019, there has not been any strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, union organizing activity, or, to the Company’s knowledge, any threat thereof affecting an Acquired Corporation or any of its employees.

(b) Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since January 1, 2019, (i) there has been no Legal Proceeding pending or, to the knowledge of the Company, threatened in writing relating to labor, employment or employment practices, including relating to wages and hours, worker classification, classification as exempt or non-exempt under the Fair Labor Standards Act and cognate state laws, leave of absence, layoff or plant closing notification, employment statute or regulation, breach of contract, privacy right, labor dispute, workers’ compensation policy, unemployment insurance benefits or long-term disability policy, health and safety, background checks, retaliation, immigration, harassment, discrimination matters or other wrongful or tortious conduct involving any current or former employee, or applicant for employment of any Acquired Corporation, including charges of unfair labor practices or harassment complaints. Since January 1, 2019, the Acquired Corporations have complied with all applicable Legal Requirements related to employment, including employment practices, wages, hours and other terms and conditions of employment (including the classification and compensation of employees for purposes of the Fair Labor Standards Act and cognate state laws) and other Legal Requirements in respect of any reduction in force, including notice, information and consultation requirements, other than any such non-compliance which would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) Since January 1, 2019, no written, or to the knowledge of the Company, oral allegations of sexual harassment, sexual misconduct, discrimination or retaliation have been made against any director, officer or employee of any Acquired Corporations. Since January 1, 2019, no Acquired Corporation has entered into any settlement agreement related to allegations of sexual harassment, sexual misconduct, discrimination or retaliation by a director, officer or employee of any Acquired Corporation.

3.20 Environmental Matters. Except for those matters that would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (a) the Acquired Corporations are, and since January 1, 2019, have been, in compliance in all material respects with all applicable Environmental Laws, (b) as of the date of this Agreement, there is no Legal Proceeding relating to or arising under any Environmental Law that is pending or, to the knowledge of the Company, threatened in writing against an Acquired Corporation or, to the knowledge of the Company, pending or threatened against any Leased Real Property, (c) as of the date of this Agreement, the Acquired Corporations have not received any written notice, report or other information of or entered into any legally binding agreement, order, settlement, judgment, injunction or decree involving uncompleted, outstanding or unresolved violations, liabilities or requirements on the part of the respective Acquired Corporations relating to or arising under Environmental Laws and (d) to the knowledge of the Company, there are and have been no Hazardous Materials present or Released on, at, under or from the Leased Real Property, in a manner and concentration that would reasonably be expected to result in any claim against or liability of an Acquired Corporation under any Environmental Law.

3.21 Insurance. Except as would not have and would not reasonably be expected to have a Material Adverse Effect, (a) all insurance policies of the Acquired Corporations relating to the business, assets and operations of the Acquired Corporations in effect as of the date of this Agreement are in full force and effect, except for any expiration thereof in accordance with the terms thereof, (b) no written notice of cancellation or modification of such policies has been received by the Company, other than in connection with ordinary course renewals and (c) no Acquired Corporation is in default under such policies.

3.22 Legal Proceedings; Orders.

(a) There is no Legal Proceeding pending (or, to the knowledge of the Company, threatened) against an Acquired Corporation or to the knowledge of the Company, against any present or former officer, director or employee of an Acquired Corporation in such individual’s capacity as such, other than any Legal Proceedings that would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) To the Company’s knowledge, as of the date of this Agreement, there is no order, writ, injunction or judgment to which an Acquired Corporation is subject that would have, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.23 Takeover Laws. Assuming the accuracy of the representations and warranties of Parent and Purchaser set forth in Section 4.8, the Company Board has taken all actions so that the restrictions applicable to business combinations contained in Section 203 of the DGCL are inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Merger and the other Transactions, and to the knowledge of the Company, no other state Takeover Laws apply to the Company with respect to the Merger and the other Transactions.

3.24 Fairness Opinion. Centerview Partners LLC has delivered to the Company Board, on or prior to the date of this Agreement, its opinion to the effect that, as of the date of its opinion and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations, set forth therein, the Merger Consideration to be paid to the holders of Shares (other than Excluded Shares and Dissenting Shares) is fair, from a financial point of view, to such holders. It is agreed and understood that such opinion is for the benefit of the Company Board and may not be relied upon by Parent or Purchaser. The Company shall deliver or make available to Parent solely for informational purposes and on a non-reliance basis copies of each signed opinion as soon as possible following the date of this Agreement.

3.25 Financial Advisor. Except for Centerview Partners, LLC and PJT Partners LP, no broker, finder, investment banker or financial advisor is entitled to any brokerage, finder’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of the Company.

3.26 Acknowledgment by Company.

(a) Except for the representations and warranties contained in Section 4, none of Parent, Purchaser or any other Person on behalf of Parent or Purchaser makes any express or implied representation or warranty with respect to Parent, Purchaser or any of their respective Subsidiaries or their respective businesses or with respect to any other information provided to the Company or any of its Representatives in connection with the Transactions, including the accuracy or completeness thereof.

(b) The Company is not relying and has not relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties contained in Section 4. Such representations and warranties by Parent and Purchaser constitute the sole and exclusive representations and warranties of Parent and Purchaser in connection with the Transactions and the Company understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by Parent and Purchaser.

(c) In connection with the due diligence investigation of Parent and Purchaser by the Company and their respective Affiliates, stockholders, directors, officers, employees, agents, representatives or advisors, the Company and its Affiliates, stockholders, directors, officers, employees, agents, representatives and advisors have received and may continue to receive after the date hereof from Parent, Purchaser and their respective Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives and advisors certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding Parent and Purchaser and their respective businesses and operations. The Company hereby acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, and that the Company will have no claim against Parent, Purchaser, or any of their respective Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives or advisors, or any other person with respect thereto unless any such information is expressly included in a representation or warranty contained in this Agreement. Accordingly, the Company hereby acknowledges and agrees that neither Parent nor Purchaser nor any of their respective Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives or advisors, nor any other person, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans.

SECTION 4. REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Parent and Purchaser hereby represent and warrant to the Company as follows:

4.1 Due Organization. Parent is a German stock corporation (Aktiengesellschaft) and Purchaser is a corporation, in each case duly organized, validly existing and in good standing under the laws of its jurisdiction of organization (with respect to jurisdictions that recognize such concept) and has all necessary power and authority: (a) to conduct its business in the manner in which its business is currently being conducted; (b) to own and use its assets in the manner in which its assets are currently owned and used; and (c) to perform its obligations under all Contracts by which it is bound, except for any such failure that would not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and Purchaser is qualified or licensed to do business as a foreign corporation or other Entity, and is in good standing (with respect to jurisdictions that recognize such concept), in each jurisdiction where the nature of its business requires such qualification or licensing, except where the failure to be so qualified, licensed or in good standing would not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has either delivered or made available to Company or Company’s Representatives accurate and complete copies of Parent’s articles of association (Satzung), the rules of procedure of the Parent Supervisory Board, and rules of procedure of the Parent Management Board and the certificate of incorporation and bylaws of Purchaser as in effect as of the date hereof.

4.2 Purchaser. Purchaser was formed solely for the purpose of engaging in the Transactions and activities incidental thereto and has not engaged in any business activities or conducted any operations other than in connection with the Transactions and those incident to Purchaser’s formation. A wholly owned Subsidiary of Parent owns beneficially and of record all of the outstanding capital stock of Purchaser, free and clear of all Encumbrances and transfer restrictions, except for Permitted Encumbrances.

4.3 Authority; Binding Nature of Agreement. Parent and Purchaser have the corporate power and authority to enter into and deliver and to perform their obligations under this Agreement and to consummate the Transactions; and the execution, delivery and performance by Parent and Purchaser of this Agreement have been duly authorized by all necessary action on the part of the Parent Management Board, the Parent Supervisory Board and the board of directors of Purchaser. The Parent Management Board and the Parent Supervisory Board (at meetings duly called and held) have (a) determined that this Agreement and the Transactions, including the Offer and the Merger, are fair to and in the best interest of, Parent and its shareholders; (b) declared it advisable to enter into this Agreement; and (c) approved the execution, delivery and performance by Parent of this Agreement and the consummation of the Transactions; which resolutions, as of the date of this Agreement, have not been subsequently withdrawn or modified in a manner adverse to the Company. This Agreement constitutes the legal, valid and binding obligation of Parent and Purchaser, and assuming due authorization, execution and delivery by the Company, is enforceable against Parent and Purchaser in accordance with its terms, except as such enforcement may be subject to the GSCA, bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and by general equitable principles.

4.4 Non-Contravention; Consents.

(a) Assuming compliance with the applicable provisions of the DGCL, the GSCA, the HSR Act, and the rules and regulations of NASDAQ and FSE, the execution and delivery of this Agreement by Parent and Purchaser, and the consummation of the Transactions, will not: (i) cause a violation of any of the provisions of Parent’s articles of association (Satzung), the rules of procedure of the Parent Supervisory Board, or rules of procedure of the Parent Management Board or the certificate of incorporation or bylaws of Purchaser; (ii) cause a violation by Parent or Purchaser of any Legal Requirement or order applicable to Parent or Purchaser, or to which they are subject; or (iii) conflict with, result in a breach of, or constitute a default under, or give rise to any right of purchase, termination, amendment, acceleration or cancellation under, any Contract to which Parent or Purchaser are party or bound by, except, in the case of the foregoing clauses (ii) and (iii), as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Except as may be required by the Exchange Act (including the filing with the SEC of the Offer Documents), state Takeover Laws, the DGCL, the GSCA, the HSR Act and the rules and regulations of NASDAQ and FSE, neither Parent nor Purchaser, nor any of Parent’s other Affiliates, is required to give notice to, make any filing with or obtain any consent from any Governmental Body at any time prior to the Closing in connection with the execution and delivery of this Agreement by Parent or Purchaser or the consummation by Parent or Purchaser of the Offer, the Merger or the other Transactions, except those filings, notices or consents the failure to make, obtain or receive would not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. No vote of the stockholders of Parent or the holders of any other securities of Parent (equity or otherwise) is required (by Legal Requirements, the organizational documents of Parent or the applicable rules of any exchange on which securities of Parent are traded) to approve this Agreement or consummate any of the Transactions.

4.5 Information Supplied. The information relating to Parent, Purchaser or any of their respective Subsidiaries or that is provided by Parent, Purchaser or any of their respective Subsidiaries or Representatives for inclusion in the Schedule 14D-9, or in any other document filed with the SEC in connection with the transactions contemplated hereby, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Offer Documents (except for such portions thereof that relate only to the Company or any of the Acquired Corporations) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

4.6 Legal Proceedings; Orders. There is no Legal Proceeding pending and served (or, to the knowledge of Parent or Purchaser, pending and not served or overtly threatened) against Parent, Purchaser or any of their respective Subsidiaries, or to the knowledge of Parent or Purchaser, against any present or former officer, director or employee of Parent, Purchaser or any of their respective Subsidiaries, except as would not and would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect. To the knowledge of Parent or Purchaser, as of the date of this Agreement, none of Parent, Purchaser nor any of their respective Subsidiaries is subject to any continuing order of, consent decree, settlement agreement or similar written agreement with, or continuing investigation by, any Governmental Body, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Body, except as would not and would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

4.7 Funds; Valid Issuance. At the Offer Acceptance Time and Closing Date, as applicable, Parent will have available sufficient cash resources (including the proceeds of the Financing), marketable securities and available lines of credit necessary to consummate the Transactions on the terms contemplated in this Agreement and to pay all fees and expenses in connection therewith, and to perform its obligations under this Agreement.

4.8 Ownership of Shares. Neither Parent nor any of Parent’s Affiliates directly or indirectly owns, and at all times for the past three (3) years, neither Parent nor any of Parent’s controlled Affiliates has owned, beneficially or otherwise, any shares of the Company’s capital stock or any securities, Contracts or obligations convertible into or exercisable or exchangeable for shares of the Company’s capital stock. Neither Parent nor Purchaser has enacted or will enact a plan that complies with Rule 10b5-1 under the Exchange Act covering the purchase of any of the shares of the Company’s capital stock. Neither Parent nor Purchaser is an “interested stockholder” of the Company under Section 203(c) of the DGCL. As of the date of this Agreement, neither Parent nor any of its Affiliates is a party to any Contract with any director, officer or employee of any Acquired Corporation.

4.9 Acknowledgement by Parent and Purchaser.

(a) Neither Parent nor Purchaser is relying and neither Parent nor Purchaser has relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties contained in Section 3. Such representations and warranties by the Company constitute the sole and exclusive representations and warranties of the Acquired Corporations in connection with the Transactions and each of Parent and Purchaser understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by the Acquired Corporations. Except for the representations and warranties contained in Section 3, neither the Company nor any other Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or any of the other Acquired Corporations or their respective businesses or with respect to any other information provided to Parent, Purchaser or any of their Representatives in connection with the Transactions, including the accuracy or completeness thereof.

(b) In connection with the due diligence investigation of the Acquired Corporations by Parent and Purchaser and their respective Affiliates, stockholders, directors, officers, employees, agents, representatives or advisors, Parent and Purchaser and their respective Affiliates, stockholders, directors, officers, employees, agents, representatives and advisors have received and may continue to receive after the date hereof from the Company, the other Acquired Corporations, and their respective Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives and advisors certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Acquired Corporations and their respective businesses and operations. Parent and Purchaser hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, and that Parent and Purchaser will have no claim against the Acquired Corporations, or any of their respective Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives or advisors, or any other person with respect thereto unless any such information is expressly included in a representation or warranty contained in this Agreement. Accordingly, Parent and Purchaser hereby acknowledge and agree that neither the Acquired Corporations nor any of their respective Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives or advisors, nor any other person, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans.

4.10 Brokers and Other Advisors. Except for Goldman Sachs Bank Europe SE, no broker, finder, investment banker or financial advisor is entitled to any brokerage, finder’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of Parent, Purchaser or any of their respective Subsidiaries except for Persons, if any, whose fees and expenses shall be paid by Parent or Purchaser.

4.11 Financing.

(a) Parent has delivered to the Company a true, complete and correct copy of each of the fully executed Royalty Purchase Agreement and Revenue Participation Rights Purchase and Sale Agreement dated as of the date of this Agreement, by and among the Financing Sources party thereto and the Parent (together with all exhibits, schedules and annexes thereto, the “Royalty Purchase Agreements”), pursuant to which, upon the terms and subject to the conditions set forth in the Royalty Purchase Agreements, the Financing Sources party thereto have agreed to purchase certain royalty streams of Parent, the Company and their Subsidiaries in consideration of the purchase prices set forth in the Royalty Purchase Agreements and aggregating not less than $1,425,000,000 in cash (the “Financing”).

(b) As of the date of this Agreement, the Royalty Purchase Agreements are in full force and effect and constitute the valid, binding and enforceable obligations of Parent and, to the knowledge of Parent, the other parties thereto, enforceable against the Parent in accordance with their respective terms, except as such enforcement may be subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and by general equitable principles. There are no conditions precedent related to the provision of the full amount of the Financing other than the conditions precedent expressly set forth in the respective Royalty Purchase Agreement.

(c) As of the date of this Agreement, the Royalty Purchase Agreements have not been amended or modified in any manner, and the respective commitments contained in the Royalty Purchase Agreements have not been terminated, reduced, withdrawn or rescinded in any respect by Parent or, to the knowledge of Parent, any other party thereto, and no such termination, reduction, withdrawal or rescission is contemplated by Parent or, to the knowledge of Parent, any other party thereto. Parent is not in default or material breach under the terms and conditions of any Royalty Purchase Agreement and no event has occurred that, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or material breach by Parent or a failure to satisfy a condition of Parent under the terms and conditions of any Royalty Purchase Agreement.

(d) As of the date of this Agreement, Parent has no reason to believe that (i) any of the conditions precedent expressly set forth in the Royalty Purchase Agreements will not be satisfied on or prior to the Closing Date or (ii) the Financing contemplated by the Royalty Purchase Agreements will not be available to Parent on the Closing Date.

(e) There are no side letters, understandings or other agreements or arrangements relating to any Royalty Purchase Agreement or the Financing to which Parent or any of its Affiliates is a party that could reasonably be expected to adversely affect the availability, conditionality, enforceability, termination or amount of Financing contemplated by the Royalty Purchase Agreements in any material respect. Parent or an Affiliate of Parent on its behalf has fully paid any and all fees and other amounts required by the Royalty Purchase Agreements to be paid on or prior to the date of this Agreement, and will pay in full any such amounts due on or before the Closing Date.

(f) In no event shall the receipt or availability of any funds or financing (including the Financing and the closing of the Royalty Purchase Agreements) by or to Parent or any of its Affiliates or any other financing transaction be a condition to any of the obligations of Parent hereunder.

(g) No transfer of property is being made and no obligation is being incurred in connection with the Transactions with the intent to hinder, delay or defraud either present or future creditors of Parent and its Subsidiaries (including the Company and its Subsidiaries). Immediately after giving effect to the consummation of the Transactions, assuming that the Company is Solvent immediately prior to the Closing and the satisfaction of the conditions to Parent’s obligation to consummate the transactions set forth herein, Parent and its Subsidiaries, taken as a whole, will be Solvent. For purposes of this Section 4.11(g), “Solvent” means, with respect to Parent and its Subsidiaries, taken as a whole, that:

(i) the fair saleable value (determined on a going concern basis) of the assets of Parent and its Subsidiaries, taken as a whole on a consolidated basis, shall be greater than the total amount of the liabilities (including all liabilities, whether or not reflected in a balance sheet prepared in accordance with IFRS, and whether direct or indirect, fixed or contingent, secured or unsecured, disputed or undisputed) of Parent and its Subsidiaries, taken as a whole on a consolidated basis;

(ii) Parent and its Subsidiaries, taken as a whole on a consolidated basis, shall be able to pay their debts and obligations in the ordinary course of business as they become due; and

(iii) Parent and its Subsidiaries, taken as a whole on a consolidated basis, shall have adequate capital to carry on their businesses.

Notwithstanding the foregoing, Parent makes no representation or warranty with respect to statements made or incorporated in any Royalty Purchase Agreement or to any Financing Source based on information supplied in writing by or on behalf of the Company or the Acquired Corporations for inclusion or incorporation by reference therein.

SECTION 5. CERTAIN COVENANTS OF THE COMPANY

5.1 Access and Investigation. During the period from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement pursuant to Section 8.1 (the “Pre-Closing Period”), upon reasonable advance notice to the Company, the Acquired Corporations shall, and shall use reasonable best efforts to cause the respective Representatives of the Acquired Corporations to provide Parent and Parent’s Representatives with reasonable access during normal business hours of the Company to the Company’s designated Representatives and assets, books, records, work papers and other documents and information relating to the Acquired

Corporations as Parent may reasonably request for the purpose of preparing for the Closing; provided, however, that any such access shall be conducted at Parent’s expense at a reasonable time, under the supervision of appropriate personnel of the Acquired Corporations and in such a manner as not to unreasonably interfere with the normal operation of the business of the Acquired Corporations. Solely for purposes of integration planning and Parent’s monitoring of the Acquired Corporation’s cash position and compliance with Section 5.2 and Section 5.3 of this Agreement, the Acquired Corporations shall reasonably consult with Parent in respect of such matters, and use reasonable best efforts to (i) provide Parent with written cash management reports each week describing the Acquired Corporations’ cash position and use of cash for the prior week and a cash forecast for the succeeding week, and such other related information as is otherwise reasonably requested by Parent and (ii) participate in discussions weekly, or as otherwise reasonably requested by Parent to review any such cash management reports and cash forecasts; provided, that such cash management reports, cash forecasts or other related information and such discussions shall be provided for disclosure purposes only and not be deemed to broaden or narrow any the representations, warranties or covenants of the Company contained in this Agreement. Nothing herein shall require any of the Acquired Corporations to disclose any information to Parent or afford any access to Parent if: (i) such disclosure or access would, in the Company’s good-faith discretion with the advice of legal counsel (x) jeopardize any attorney-client or other legal privilege or (y) contravene any applicable Legal Requirement, fiduciary duty or binding agreement entered into prior to the date of this Agreement (including any confidentiality agreement to which an Acquired Corporation or its Affiliate is a party); or (ii) such information relates to the minutes of the meetings of the Company Board or its committees where the Company Board or any applicable committee discussed the Transactions or any similar transaction between the Company and any other Person (including any presentations or other materials prepared by or for the Company Board, whether in connection with a specific meeting, or otherwise relating to such subject matter). Notwithstanding anything contained in this Agreement to the contrary, the Company shall not be required to provide any access or make any disclosure to the other pursuant to this Section 5.1 to the extent such access or information is reasonably pertinent to a litigation where the Company or any of its Affiliates, on the one hand, and Parent, Purchaser or any of their respective Affiliates, on the other hand, are adverse parties or reasonably likely to become adverse parties. To the extent that the Company determines doing so may be reasonably required for the purpose of complying with applicable Antitrust Laws, information disclosed pursuant to this Section 5.1 shall be disclosed subject to execution of a joint defense agreement in customary form, and disclosure may be limited to external counsel for Parent. With respect to the information disclosed pursuant to this Section 5.1, Parent shall comply with, and shall instruct Parent’s Representatives to comply with, all of its obligations under the Confidentiality Agreement dated November 20, 2020, as amended April 14, 2021, between the Company and Parent (the “Confidentiality Agreement”). Notwithstanding anything to the contrary herein, the Acquired Corporations may satisfy their obligations set forth above to provide access to personnel, assets, books, records, work papers and any other documents and information by electronic means if physical access is not reasonably feasible or would not be permitted under the applicable Legal Requirements (including any COVID-19 Measures).

5.2 Operation of the Acquired Corporations’ Business.

(a) During the Pre-Closing Period, except (w) as required or otherwise contemplated under this Agreement or as prohibited or required by applicable Legal Requirements, (x) with the written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned, and provided that no consent shall be required if the Company reasonably believes after consulting with outside legal counsel that seeking such consent would violate Antitrust Law), (y) for any action required to be or reasonably taken, or omitted to be taken, pursuant to any COVID-19 Measures or which is otherwise required or reasonably taken, or omitted to be taken, in response to COVID-19 or any other pandemic, epidemic or disease outbreak, as determined by the Company in its reasonable discretion, or (z) as set forth in Section 5.2 of the Company Disclosure Schedule, the Company shall, and shall cause each Acquired Corporation to, use commercially reasonable efforts to conduct its business and operations in the ordinary course in all material respects; provided, however, that no action by the Acquired Corporations with respect to matters whose subject matter is specifically addressed by any provision of Section 5.2(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision.

(b) During the Pre-Closing Period, except (w) as required or otherwise contemplated under this Agreement or as prohibited or required by applicable Legal Requirements, (x) with the written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned and provided that no consent shall be required if the Company reasonably believes after consulting with outside legal counsel that seeking such consent would violate Antitrust Law), (y) in connection with any action taken, or omitted to be taken, pursuant to any COVID-19 Measures or which is otherwise taken, or omitted to be taken, in response to COVID-19 or any other pandemic, epidemic or disease outbreak, as determined by the Company in its reasonable discretion, or (z) as set forth in Section 5.2 of the Company Disclosure Schedule, the Acquired Corporations shall not:

(i) (A) establish a record date for, declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock (including the Shares) (other than dividends paid by a wholly owned Subsidiary to the Company or another wholly owned Subsidiary of the Company) or (B) repurchase, redeem or otherwise reacquire any of the Shares, or any rights, warrants or options to acquire any Shares, other than to satisfy the exercise price and/or Tax obligations with respect to Company Options upon exercise;

(ii) split, combine, subdivide or reclassify any Shares or other equity interests;

(iii) sell, issue, grant, deliver, pledge, transfer, encumber or authorize the issuance, sale, delivery, pledge, transfer, encumbrance or grant by any Acquired Corporation (other than pursuant to agreements in effect as of the date of this Agreement and except for transactions between the Company and any wholly owned Subsidiary of the Company or between wholly owned Subsidiaries of the Company) of (A) any capital stock, equity interest or other security of the Acquired Corporation, (B) any option, call, warrant, restricted securities or right to acquire any capital stock, equity interest or other security of the Acquired Corporation (or valued based upon any equity interest or other security of any Acquired Corporation), or (C) any instrument convertible into or exchangeable for any capital stock, equity interest or other security of the Acquired Corporation (except that (I) the Company may issue Shares upon the exercise of Company Options and (II) the Company may issue Shares in connection with the exercise of Company Warrants, in the case of both (I) and (II) as outstanding on the date hereof and in accordance with their terms);

(iv) except as required by Employee Plans in effect on the date of this Agreement, (A) increase the compensation or other benefits payable or provided to the Company’s directors or officers or take any action to accelerate the time of payment or vesting of any material compensation or benefit, (B) enter into any employment, bonus, incentive compensation, change of control, severance, retention or similar agreement with any employee of the Company (except for severance agreements entered into with employees below the level of Senior Director in the ordinary course of business in connection with terminations of employment), or (C) enter into any trust, annuity or insurance contract or similar agreement or take any other action to fund or otherwise secure the payment of any compensation or benefit, (D) establish, adopt, enter into or amend any Employee Plan that would result in a material increase in cost to the Company except as permitted pursuant to clause (B) above or (E) hire, engage, promote or terminate (other than for cause) any employee at the level of Senior Director or above;

(v) amend or permit the adoption of any amendment to its certificate of incorporation or bylaws or other charter or organizational documents, except, in the case of any Subsidiary of the Company, for amendments that would not reasonably be expected to, individually or in the aggregate, be material to the Acquired Corporations, taken as a whole, or materially impede or materially delay the consummation of the Transactions;

(vi) other than pursuant to any Contract in accordance with the terms thereof and without acceleration, make or authorize any capital expenditure in the aggregate in excess of 120% above the amounts set forth in Section 5.2(b)(vi) of the Company Disclosure Schedule;

(vii) acquire, lease, license, sublicense, pledge, sell, transfer, assign or subject to any material Encumbrance (other than Permitted Encumbrances) any asset or property that is material to the Acquired Corporations taken as a whole (except in the case of any of the foregoing (A) the entry into immaterial nonexclusive license agreements, clinical trial agreements and material transfer agreements in the ordinary course of business, (B) pursuant to any Contract in place on the date of this Agreement or permitted to be entered into under this Agreement, (C) pursuant to dispositions of obsolete, surplus or worn out assets that are no longer useful in the conduct of the business of the Acquired Corporations or (D) for transactions between the Company and any wholly owned Subsidiary of the Company or between wholly owned Subsidiaries of the Company);

(viii) lend money or make capital contributions or advances to or make investments in, any Person, or incur or guarantee any Indebtedness for borrowed money (except for (A) loans, capital contributions, advances or investments between the Company and any wholly owned Subsidiary of the Company or between wholly owned Subsidiaries of the Company, (B) short-term loans, of not more than $1,000,000 in the aggregate, incurred in the ordinary course of business, (C) advances to employees and consultants for travel and other business-related expenses in the ordinary course of business, (D) extensions of trade credit in the ordinary course of business and (E) capital contributions or investments in any Person in an amount of not more than $1,000,000 in the aggregate);

(ix) except in the ordinary course of business, enter into or terminate, amend or modify in any material respect, any Material Contract or enter into any Contract which if entered into prior to the date hereof would have been a Material Contract;

(x) settle release, waive or compromise any Legal Proceeding or other claim (or threatened Legal Proceeding or other claim), other than any settlement, release, waiver or compromise that both (A) does not relate to any Legal Proceeding or claim brought by the stockholders of the Company against the Company and/or its directors relating to the Transactions or a breach of this Agreement or any other agreements contemplated hereby, and either (B) (1) results solely in a monetary obligation involving only the payment of monies by the Acquired Corporations of not more than $1,000,000 in the aggregate (excluding any settlements made under the following clause (2)); (2) results solely in a monetary obligation that is funded by an indemnity obligation to, or an insurance policy of, any Acquired Corporation and the payment of monies by the Acquired Corporations that are not more than $1,000,000 in the aggregate (not funded by an indemnity obligation or through insurance policies); or (3) that results in no monetary obligation of any Acquired Corporation or the Acquired Corporation’s receipt of payment; provided, however, that the settlement, release, waiver or compromise of any Legal Proceeding or claim brought by the stockholders of the Company against the Company and/or its directors relating to the Transactions or a breach of this Agreement or any other agreements contemplated hereby shall be subject to Section 6.5 rather than this Section 5.2;

(xi) (A) modify, extend or enter into any collective bargaining agreement or other Contract with any labor organization or (B) recognize or certify any labor or trade union, labor organization, works council, or group of employees as the bargaining representative for any employees of any Acquired Corporation;

(xii) waive the restrictive covenant obligations of any current or former employee or independent contractor of any Acquired Corporation;

(xiii) make any change in financial accounting policies, practices, principles, methods or procedures materially affecting the reported consolidated assets, liabilities or results of operations of the Company, other than as required by GAAP (or any interpretation thereof) or Regulation S-X promulgated under the Exchange Act or other applicable rules and regulations of the SEC or applicable Legal Requirements;

(xiv) adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Acquired Corporations;

(xv) (A) make, change or revoke any material Tax election, (B) change any method of Tax accounting or accounting period used for Tax purposes, (C) settle or compromise any Legal Proceeding in respect of material Taxes, (D) enter into any material “closing agreement” within the meaning of Section 7121 of the Code (or any corresponding or similar provision of any state, local or foreign law) with any Tax authority, (E) surrender any right to claim a material Tax refund, (F) file an amended Tax Return with respect to a material amount of Taxes, or (G) waive or extend the statute of limitations with respect to any Tax or Tax Return (other than an extension obtained in the ordinary course of business in connection with filing Tax Returns); or

(xvi) authorize any of, or agree or commit to take, any of the actions described in the foregoing clauses (i) through (xv) of this Section 5.2(b).

Notwithstanding the foregoing, nothing contained herein shall give to Parent or Purchaser, directly or indirectly, rights to control or direct the operations of the Acquired Corporations prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its and its Subsidiaries’ respective operations.

5.3 No Solicitation.

(a) For the purposes of this Agreement, “Acceptable Confidentiality Agreement” means any customary confidentiality agreement that (i) contains provisions that are not materially less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement and (ii) does not prohibit the Company from providing any information to Parent in accordance with this Section 5.3 or otherwise prohibit the Company from complying with its obligations under this Section 5.3; provided that such confidentiality agreement need not contain a “standstill” to the extent that Parent is, concurrently with the entry by any of the Acquired Corporations into such confidentiality agreement, released from any “standstill” in the Confidentiality Agreement.

(b) Except as permitted by this Section 5.3, during the Pre-Closing Period (A) the Acquired Corporations shall not and shall direct their Representatives not to solicit, initiate or knowingly encourage the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal or (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information for the purpose of knowingly encouraging, an Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal (except to notify such Person as to the existence of the provisions of this Section 5.3(b)).

(c) Notwithstanding anything to the contrary contained in Section 5.3(b) or elsewhere in this Agreement, if at any time during the Pre-Closing Period any Acquired Corporation or any of their respective Representatives receives an unsolicited written inquiry, proposal, offer or Acquisition Proposal from any Person or group of Persons which Acquisition Proposal was made or renewed on or after the date of this Agreement, (i) the Company and its Representatives may contact such Person or group of Persons to clarify the terms and conditions thereof and (ii) if the Company Board determines, in good faith, after consultation with financial advisors and outside legal counsel, that such inquiry, proposal, offer or Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Offer, then the Company and its Representatives may (x) furnish information (including non-public information pursuant to an Acceptable Confidentiality Agreement) with respect to the Acquired Corporations to the Person or group of Persons making such inquiry, proposal, offer or Acquisition Proposal and their Representatives and potential financing sources and (y) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such inquiry, proposal, offer or Acquisition Proposal and their Representatives. It is understood and agreed that any contacts, disclosures, discussions or negotiations permitted under this Section 5.3(c), by itself shall not constitute a Company Adverse Recommendation Change or otherwise constitute a basis for Parent to terminate this Agreement pursuant to Section 8.1(d).

(d) During the Pre-Closing Period, the Company shall (i) promptly (and in any event within twenty-four (24) hours after knowledge of receipt by an executive officer or director of the Company) notify Parent in writing of any bona fide written Acquisition Proposal that are received by any Acquired Corporation, (ii) provide to Parent a summary of the material terms and conditions of any such Acquisition Proposal and (iii) keep Parent reasonably informed on a prompt basis of any material developments regarding any such Acquisition Proposal and the material terms and conditions thereof (including any change in price or form of consideration or other material amendment thereto), including by providing a copy of material documentation and summary of communications (which shall include any written proposals or written offers) relating thereto that is exchanged between the Person or group of Persons making such Acquisition Proposal (or their Representatives) and the Company (or its Representatives) within forty-eight (48) hours after the receipt or delivery thereof.

(e) Nothing in this Section 5.3 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any disclosure to the stockholders of the Company that is required by applicable Legal Requirements or (iii) making any “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act, provided that in the case of any of clauses (i) or (ii), any such disclosure or communication that would constitute a Company Adverse Recommendation Change may only be made in compliance with the procedures set forth in Section 6.1.

SECTION 6. ADDITIONAL COVENANTS OF THE PARTIES

6.1 Company Board Recommendation; Termination.

(a) Subject to Section 6.1(b), the Company hereby consents to the inclusion of a description of the Company Board Recommendation in the Offer Documents. Subject to Section 6.1(b), during the Pre-Closing Period, neither the Company Board nor any committee thereof shall (i) (A) withdraw (or modify in a manner adverse to Parent or Purchaser), or publicly propose to withdraw (or modify in a manner adverse to Parent or Purchaser), the Company Board Recommendation or (B) approve, recommend or declare advisable, or publicly propose to approve, recommend or declare advisable, any Acquisition Proposal (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”) or (ii) allow the Company to execute or enter into any letter of intent, acquisition agreement, agreement in principle, merger agreement or similar agreement with respect to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement).

(b) Notwithstanding anything to the contrary contained in this Agreement, at any time prior to the Offer Acceptance Time:

(i) if the Company has received a bona fide written Acquisition Proposal from any Person or group of Persons that has not been withdrawn and after consultation with outside legal counsel, the Company Board shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer, (x) the Company Board may make a Company Adverse Recommendation Change, and/or (y) the Company may terminate this Agreement to enter into a Specified Agreement with respect to such Superior Offer, in each case, if: (A) the Company shall have given Parent prior written notice of its intention to consider making a Company Adverse Recommendation Change or terminating this Agreement pursuant to Section 8.1(e), including, if not already provided, providing to Parent the material terms and conditions of the Acquisition Proposal, at least three (3) business days prior to making any such Company Adverse Recommendation Change or termination (a “Determination Notice”) (which notice shall not constitute a Company Adverse Recommendation Change or termination); and (B) at the end of the three (3) business-day period following the provision of the Determination Notice, after giving effect to any revisions to the terms of this Agreement irrevocably proposed in writing by Parent or any other proposals irrevocably offered in writing by Parent in response to such Determination Notice, after consultation with outside legal counsel, the Company Board shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer. Issuance of any “stop, look and listen” communication by or on behalf of the Company pursuant to Rule 14d-9(f) shall not be considered a Company Adverse Recommendation Change and shall not require the giving of a Determination Notice or compliance with the procedures set forth in this Section 6.1. For the avoidance of doubt, the provisions of this Section 6.1(b)(i) shall also apply to any material amendment to any Acquisition Proposal and require a new Determination Notice, except that the references to three (3) business days shall be deemed to be two (2) business days; and

(ii) other than in connection with an Acquisition Proposal, the Company Board may make a Company Adverse Recommendation Change in response to a Change in Circumstance, if: (A) the Company Board determines in good faith, after consultation with the Company’s financial advisors and outside legal counsel, that the failure to do so would be reasonably likely to be inconsistent with the fiduciary duties of the Company Board under applicable Legal Requirements; (B) the Company shall have given Parent a Determination Notice, specifying the Change in Circumstance in reasonable detail, at least three (3) business days prior to making any such Company Adverse Recommendation Change; and (C) at the end of the three (3) business-day period following the provision of the Determination Notice, after giving effect to any revisions to the terms of this Agreement irrevocably proposed in writing by Parent or any other proposals irrevocably offered in writing by Parent in response to such Determination Notice, after consultation with its financial advisors and outside legal counsel, the Company Board shall have determined, in good faith, that the failure to make the Company Adverse Recommendation Change in response to such Change in Circumstance would be reasonably likely to be inconsistent with the fiduciary duties of the Company Board under applicable Legal Requirements.

6.2 Filings, Consents and Approvals.

(a) Each of the Parties shall use its respective reasonable best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under applicable Legal Requirements, including applicable Antitrust Laws, to consummate and make effective the Transactions as soon as reasonably practicable, and in any event prior to the End Date, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, decisions, declarations, approvals and expirations or terminations of waiting periods from Governmental Bodies and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain any such consent, decision, declaration, approval, clearance or waiver, or expiration or termination of a waiting period by or from, or to avoid an action or proceeding by, any Governmental Body in connection with any Antitrust Law; and (ii) the execution and delivery of any additional instruments necessary to consummate the Transactions.

(b) Without limiting the generality of anything contained in this Section 6.2, the Parties agree to promptly take, and cause their Affiliates to take, all actions and steps requested or required by any Governmental Body as a condition to granting any consent, permit, authorization, waiver, clearance and approvals, and to cause the prompt expiration or termination of any applicable waiting period and to resolve objections, if any, as the FTC, the DOJ, or other Governmental Bodies of any other jurisdiction for which consents, permits, authorizations, waivers, clearances, approvals and expirations or terminations of waiting periods are sought with respect to the Transactions, so as to obtain such consents, permits, authorizations, waivers, clearances, approvals or termination of the waiting period under the HSR Act or other Antitrust Laws, and to avoid the commencement of a lawsuit by the FTC, the DOJ or other Governmental Bodies under any Antitrust Law, and to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding which would otherwise have the effect of preventing the Closing or materially delaying the Offer Acceptance Time or the Closing or delaying the Offer Acceptance Time beyond the End Date, including (i) negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, lease, license, divestiture or disposition of any entities, businesses, divisions, operations, products or product lines, assets, or Intellectual Property of Parent, Purchaser, the Company, or any of their respective Subsidiaries or Affiliates, and (ii) otherwise taking or committing to take any actions with respect to the entities, businesses, divisions, operations, products or product lines, assets, or Intellectual Property of Parent, Purchaser, the Company, or any of their respective Subsidiaries or Affiliates; provided, however, that the Parties shall not be required to take or commit to take any such action, or agree to any such condition or restriction that would have a material adverse effect on the business of the Parent and the Acquired Corporations on a combined basis and provided further that the Company and the Acquired Corporations shall not be required to take or commit to take any such action, or agree to any such condition or restriction, unless such action, commitment, agreement, condition or restriction is binding on the Company and the Acquired Corporations only in the event the Closing occurs. The Parties shall defend through litigation on the merits any claim asserted in court by any party under Antitrust Laws in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that could restrain, delay, or prevent the Closing by the End Date; provided that such litigation in no way limits the obligation of Purchaser and Parent to take all actions and steps to eliminate each and every impediment identified herein.

(c) Subject to the terms and conditions of this Agreement, each of the Parties shall (and shall cause their respective Affiliates, if applicable, to): (i) promptly, but in no event later than ten (10) business days after the date hereof, make an appropriate filing of all notification and report forms as required by the HSR Act with respect to the Transactions and promptly make all other filings, notifications or other consents as may be required to be made or obtained by such Party under any other Antitrust Laws; and (ii) cooperate with each other in determining whether, and promptly preparing and making, any other filings, notifications or other consents that are required to be made with, or obtained from, any other Governmental Bodies in connection with the Transactions or from any Persons with respect to the contracts set forth on Schedule 3.5(a) of the Company Disclosure Schedule.

(d) Without limiting the generality of anything contained in this Section 6.2, during the Pre-Closing Period, each Party hereto shall use its reasonable best efforts to (i) cooperate in all respects and consult with each other in connection with any filing or submission in connection with any investigation or other inquiry, including allowing the other Parties to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions; (ii) give the other Parties prompt notice of the making or commencement of any request, inquiry, investigation, action or Legal Proceeding brought by a Governmental Body or brought by a third party before any Governmental Body, in each case, with respect to the Transactions; (iii) keep the other Parties informed as to the status of any such request, inquiry, investigation, action or Legal Proceeding; (iv) promptly inform the other Parties of any communication to or from the FTC, DOJ or any other Governmental Body in connection with any such request, inquiry, investigation, action or Legal Proceeding; (v) promptly furnish to the other Parties, subject to an appropriate confidentiality agreement to limit disclosure to outside counsel and consultants retained by such counsel, with copies of documents provided to or received from any Governmental Body in connection with any such request, inquiry, investigation, action or Legal Proceeding; (vi) consult in advance and cooperate with the other Party and consider in good faith the views of the other Parties in connection with any communication, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal to be made or submitted in connection with any such request, inquiry, investigation, action or Legal Proceeding, except that each Party may, as it deems advisable and necessary, reasonably designate material provided to the other Party as “Outside Counsel Only Material,” and also may redact the material as necessary to (A) remove competitively sensitive information, (B) remove references concerning valuation, (C) comply with contractual arrangements, (D) address legal privilege, or (E) comply with applicable Legal Requirements; and (vii) except as may be prohibited by any Governmental Body or by any Legal Requirement, in connection with any such request, inquiry, investigation, action or Legal Proceeding in respect of the Transactions, each Party hereto shall provide advance notice of and permit authorized Representatives of the other Parties to be present at each meeting, teleconference or videoconference relating to such request, inquiry, investigation, action or Legal Proceeding and to have access to and be consulted in advance in connection with any argument, opinion or proposal to be made or submitted to any Governmental Body in connection with such request, inquiry, investigation, action or Legal Proceeding. Each Party shall supply as promptly as reasonably practicable such information, documentation, other material or testimony that may be reasonably requested by any Governmental Body, including by complying at the earliest reasonably practicable date with any reasonable request for additional information, documents or other materials received by any Party or any of its Subsidiaries from any Governmental Body in connection with such applications or filings for the Transactions. Purchaser shall pay all filing fees under the HSR Act and for any filings required under any other applicable Antitrust Laws. Neither Party shall commit to or agree with any Governmental Body to stay, toll or extend any applicable waiting period under the HSR Act, or withdraw any notification filed under the HSR Act, or other applicable Antitrust Laws, without the prior written consent of the other.

(e) Prior to Closing, without the prior written approval of the Company, Parent and Purchaser shall not effect or agree to any business combination (whether structured as a merger, business combination, tender offer, exchange offer or similar transaction) or the acquisition of any assets, licenses, rights, product lines, operations or businesses of any person that would reasonably be expected to prevent, impair or materially delay consummation of the Transactions.

6.3 Employee Benefits.

(a) For a period of one year following the Effective Time (the “Continuation Period”), Parent shall provide, or cause to be provided, to each employee of an Acquired Corporation who is employed by an Acquired Corporation as of immediately prior to the Effective Time and who continues to be actively employed by the Surviving Corporation (or any Affiliate thereof) during such one (1)-year period (each, a “Continuing Employee”) (i) a base salary or wage rate that is no less than that provided to such Continuing Employee by the applicable Acquired Corporation immediately prior to the Effective Time, (ii) an annual cash incentive compensation opportunity with respect to fiscal year 2022 that is no less favorable than that provided to such Continuing Employee by any Acquired Corporation immediately prior to the Effective Time and (iii) other employee benefits that in the aggregate are no less favorable than either (A) those provided to such Continuing Employee by any Acquired Corporation immediately prior to the Effective Time or (B) those provided to similarly situated Parent Employees employed in the United States. In addition, with respect to fiscal year 2022 (commencing with the annual grants to be made in April 2022), Parent shall provide each Continuing Employee with an annual equity incentive compensation opportunity that is comparable to that provided to similarly situated United States employees of Parent and its Subsidiaries.

(b) To the extent that service is relevant for eligibility, vesting or benefit accrual under any compensation or benefit plan of Parent, the Surviving Corporation, or any of their respective Affiliates in which a Continuing Employee participates following the Effective Time (but not for purposes of any defined benefit pension plan), Parent shall ensure that such compensation or benefit plan shall, for purposes of eligibility, vesting and benefit accrual, credit each Continuing Employee for service prior to the Effective Time with the Company and its Affiliates or their respective predecessors to the same extent that such service was recognized prior to the Effective Time under the corresponding Employee Plan; provided that such service is not required to be recognized solely to the extent that it would result in a duplication of benefits for the same period of service. Following the Effective Time, Parent or an Affiliate of Parent shall, with respect to each Continuing Employee, (i) waive any preexisting condition limitations otherwise applicable to such Continuing Employee and his or her eligible dependents under any plan of Parent or an Affiliate of Parent that provides health benefits in which such Continuing Employee is eligible to participate following the Effective Time, other than any limitations that were in effect with respect to such Continuing Employee and his or her eligible dependents immediately prior to the Effective Time under the corresponding Employee Plan, (ii) honor any deductible, co-payment and out-of-pocket maximums incurred by such Continuing Employee and his or her eligible dependents under the health plans in which they participated immediately prior to transitioning into a plan of Parent or an Affiliate of Parent during the portion of the calendar year prior to such transition in satisfying any deductibles, co-payments or out-of-pocket maximums under health plans of Parent or an Affiliate of Parent, and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to such Continuing Employee and his or her eligible dependents on or after the Effective Time, in each case to the extent such Continuing Employee or eligible dependent had satisfied any similar limitation or requirement under an analogous Employee Plan prior to the Effective Time.

(c) Following the Closing, Parent shall cause the Surviving Corporation to pay to each employee who, (1) immediately prior to the Effective Time, is employed by an Acquired Corporation and is eligible to participate in a 2021 annual bonus program of an Acquired Corporation, and (2) remains employed with the Surviving Corporation or an Affiliate on the date such annual bonus would be payable pursuant to the Company’s ordinary course payment schedule (which, for the avoidance of doubt, shall not be later than March 15, 2022), an annual bonus payment with respect to 2021, which bonus payment shall be equal to such employee’s target annual bonus for 2021.

(d) The provisions of this Section 6.3 are solely for the benefit of the Parties, and no provision of this Section 6.3 is intended to, or shall, constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise, and no current or former employee or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of the Agreement or have the right to enforce the provisions hereof. Nothing in this Section 6.3 or elsewhere in this Agreement shall be construed to create a right in any Person to employment with Parent, the Surviving Corporation or any other Affiliate of the Surviving Corporation or to any compensation or benefits and the employment of each Continuing Employee shall be “at will” employment.

6.4 Indemnification of Officers and Directors.

(a) Parent agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (whether asserted or claimed prior to, at or after the Effective Time) now existing in favor of the current or former directors or officers of any Acquired Corporation and any indemnification or other similar agreements of any Acquired Corporation, in each case as in effect on the date of this Agreement, shall continue in full force and effect in accordance with their terms, and Parent shall cause the Surviving Corporation and its Subsidiaries to perform their obligations thereunder. Without limiting the foregoing, following the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to, and the Surviving Corporation agrees that it will, indemnify and hold harmless each individual who is as of the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of any Acquired Corporation or who is as of the date of this Agreement, or who thereafter commences prior to the Effective Time, serving at the request of any Acquired Corporation as a director or officer of another Person (the “Indemnified Persons”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective

Time, including this Agreement and the transactions and actions contemplated hereby), arising out of or pertaining to the fact that the Indemnified Person is or was a director or officer of any Acquired Corporation or is or was serving at the request of any Acquired Corporation as a director or officer of another Person, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable Legal Requirements. In the event of any such claim, action, suit or proceeding, (x) each Indemnified Person will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit or proceeding from the Surviving Corporation or its Subsidiaries, as applicable, in accordance with the organizational documents and any indemnification or other similar agreements of the Surviving Corporation or its Subsidiaries, as applicable, as in effect on the date of this Agreement; provided, however, that any Indemnified Person to whom expenses are advanced provides an undertaking, if and only to the extent required by the DGCL or the Surviving Corporation’s or its Subsidiaries’ certificate of incorporation or bylaws (or comparable organizational documents) or any such indemnification or other similar agreements, as applicable, to repay such advances if it is ultimately determined by final adjudication that such Indemnified Person is not entitled to indemnification and (y) the Surviving Corporation and its Subsidiaries, as applicable, shall reasonably cooperate in the defense of any such matter.

(b) For a period of six (6) years from and after the Effective Time, Parent and the Surviving Corporation shall either cause to be maintained in effect the current policies of directors’ and officers’, employment practices and fiduciary liability insurance maintained by or for the benefit of the Acquired Corporations and their current and former directors and officers or provide substitute policies for the Acquired Corporations and their current and former directors and officers who are currently covered by the directors’ and officers’, employment practices and fiduciary liability insurance coverage currently maintained by or for the benefit of the Acquired Corporations, in either case, of not less than the existing coverage and having other terms not less favorable to the insured persons than the directors’ and officers’, employment practices and fiduciary liability insurance coverage currently maintained by or for the benefit of the Acquired Corporations and their current and former directors and officers with respect to claims arising from facts or events that occurred at or before the Effective Time (regardless of when such claims are brought) (with insurance carriers having at least an “A” rating by A.M. Best with respect to directors’ and officers’, employment practices and fiduciary liability insurance), except that in no event shall Parent or the Surviving Corporation be required to pay with respect to such insurance policies more than 300% of the aggregate annual premium most recently paid by the Acquired Corporations (the “Maximum Amount”). If the Surviving Corporation is unable to obtain the insurance required by this Section 6.4(b) because its cost exceeds the Maximum Amount, it shall obtain as much comparable insurance as possible for the years within such six (6)-year period for a premium equal to the Maximum Amount. In lieu of such insurance, prior to the Closing Date the Company may, at its option, purchase a “tail” directors’ and officers’, employment practices and fiduciary liability insurance policy for the Acquired Corporations and their current and former directors and officers who are currently covered by the directors’ and officers’, employment practices and fiduciary liability insurance coverage currently maintained by or for the benefit of the Acquired Corporations, such tail to provide coverage in an amount not less than the existing coverage and to have other terms not less favorable to the insured persons than the directors’ and officers’, employment practices and fiduciary liability insurance coverage currently maintained by or for the benefit of the Acquired Corporations with respect to claims arising from facts or events that occurred at or before the Effective Time; provided, however, that in no event shall the cost of any such tail policy exceed the Maximum Amount. Parent and the Surviving Corporation shall maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(c) In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or Entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, Parent shall ensure that the successors and assigns of Parent or the Surviving Corporation, as the case may be, or at Parent’s option, Parent, shall assume the obligations set forth in this Section 6.4.

(d) The provisions of this Section 6.4 (i) shall survive the acceptance of Shares for payment pursuant to the Offer and the consummation of the Merger, (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party (including the Indemnified Persons), his or her heirs, successors, assigns and representatives, and (iii) are in addition to, and not in substitution for, any other rights to indemnification, advancement of expenses, exculpation or contribution that any such Person may have by contract or otherwise. Unless required by applicable Legal Requirement, this Section 6.4 may not be amended, altered or repealed after the Offer Acceptance Time in such a manner as to adversely affect the rights of any Indemnified Person or any of their successors, assigns or heirs without the prior written consent of the affected Indemnified Person.

6.5 Stockholder Litigation. Prior to the earlier of the Effective Time or the valid termination of this Agreement, the Company shall control the defense of any litigation brought by stockholders of the Company against the Company and/or its directors relating to this Agreement, the Offer, the Merger or the other Transactions (whether directly or on behalf of the Acquired Corporations or otherwise); provided, however, that the Company shall give Parent the right to review and comment on all material filings or responses to be made by the Company in connection with any such litigation, and the Company shall consult with Parent prior to the settlement, release, waiver or compromise of any such litigation, and the Company shall in good faith take such comments into account, and no such settlement, release, waiver or compromise of such litigation shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), except that no prior written consent is required to the extent the settlement is fully covered by the Company’s insurance policies (other than any applicable deductible), but only if such settlement would not result in the imposition of any restriction on the business or operations of the Company.

6.6 Additional Agreements. Without limitation or contravention of the provisions of Section 5.3, and subject to the terms and conditions of this Agreement, Parent, Purchaser and the Company shall use reasonable best efforts to take, or cause to be taken, all actions necessary to consummate the Offer and the Merger and make effective the other Transactions. Without limiting the generality of the foregoing, subject to the terms and conditions of this Agreement, each Party to this Agreement shall (a) make all filings (if any) and give all notices (if any) required to be made and given by such Party in connection with the Offer and the Merger and the other Transactions and (b) use reasonable best efforts to lift any restraint, injunction or other legal bar to the Merger brought by any third Person against such Party.

6.7 Disclosure. The initial press release relating to this Agreement shall be a joint press release issued by the Company and Parent and thereafter Parent and the Company shall consult with each other before issuing any further press release(s), public disclosure, statement or announcement with respect to the Offer, the Merger, this Agreement or any of the other Transactions and shall not issue any such press release, public statement or announcement without the other Party’s written consent (which consent shall not be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing: (a) each Party may, without such consultation or consent, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in publicly available conference calls and in the Company SEC Documents, so long as such statements are consistent with previous press releases, public disclosures, statements or announcements made jointly by the parties (or individually if approved by the other Party); (b) a Party may, without the prior consent of the other Party hereto but subject to giving advance notice to the other Party (except Parent shall not be obligated to give advance notice in the event of an ad hoc release pursuant Article 17 of the Regulation (EU) No 596/2014 (Market Abuse Regulation)), issue any such press release or make any such public disclosure, statement or announcement as may be required by Legal Requirement; and (c) the Company need not consult with Parent or obtain its consent in connection with any press release, public disclosure, statement or announcement contemplated, permitted or required pursuant to Section 5.3, Section 6.1 or with respect to any Acquisition Proposal, Company Adverse Recommendation Change or Change in Circumstance.

6.8 Takeover Laws. If any Takeover Law may become, or may purport to be, applicable to the Transactions, each of Parent, Purchaser and the Company and the Parent Management Board, the Parent Supervisory Board, and each of Purchaser’s and the Company’s respective boards of directors shall use their respective reasonable best efforts to grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms and conditions contemplated hereby and otherwise act to lawfully eliminate the effect of any Takeover Law on any of the Transactions.

6.9 Section 16 Matters. The Company, and the Company Board (or a duly formed committee thereof consisting of non-employee directors (as such term is defined for the purposes of Rule 16b-3 promulgated under the Exchange Act)), shall, to the extent necessary, take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of Shares, and Company Options in the Transactions by applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.10 Rule 14d-10 Matters. Prior to the Offer Acceptance Time and to the extent permitted by applicable Legal Requirements, the compensation committee of the Company Board, at a meeting duly called and held, will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between an Acquired Corporation or any of its Affiliates and any of the officers, directors or employees of the Acquired Corporations that are effective as of the date of this Agreement or are entered into after the date of this Agreement and prior to the Offer Acceptance Time pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

6.11 Obligations of Parent. Parent shall cause Purchaser and each of Parent’s other Subsidiaries, and the Surviving Corporation, to comply with, duly perform, satisfy and discharge on a timely basis, all of their respective covenants, obligations and liabilities under this Agreement, and Parent shall be jointly and severally liable with its Subsidiaries for the due and timely performance, satisfaction and discharge of each of said covenants, obligations and liabilities. Parent, in its capacity as the sole stockholder of MorphoSys US Inc. shall cause MorphoSys US Inc., in its capacity as the sole stockholder of Purchaser, to approve and adopt this Agreement by written consent immediately following its execution.

6.12 Stock Exchange Delisting; Deregistration. Parent shall cause (and the Company shall reasonably cooperate with Parent to cause) the Surviving Corporation’s securities to be de-listed from NASDAQ and de-registered under the Exchange Act as promptly as practicable following the Effective Time.

6.13 Company Warrants. As promptly as practicable following the date of this Agreement, the Company shall provide the holder of each Company Warrant with written notice of the Transactions in accordance with the terms of the Company Warrants.

6.14 Parent Financing.

(a) Parent and Purchaser shall use their reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, advisable or proper to obtain funds sufficient to fund any amount payable by Parent or Purchaser (or either of their respective Affiliates) in connection with the Transactions, including the payment of all of Parent’s, Purchaser’s and their respective Affiliates’ costs and expenses incurred in the evaluation, negotiation and execution of the Transactions. In furtherance and not in limitation of the foregoing, unless, and to the extent Parent shall have demonstrated to the reasonable satisfaction of the Company that Parent shall have readily available to it sufficient cash from other financing sources (including by reason of capital markets, securities, other financing transactions or Alternative Financing), Parent and Purchaser shall use their reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, advisable or proper to obtain the proceeds of the Financing and to consummate the transactions contemplated by the Royalty Purchase Agreements (including, in the event all conditions contained in any Royalty Purchase Agreement have been satisfied, using reasonable best efforts to (x) cause the Financing Sources to comply with their respective obligations, and (y) comply with its obligations and enforce its rights under the Royalty Purchase Agreements, in each case, in a timely and diligent manner) on or prior to the Closing Date on the terms and conditions described in the Royalty Purchase Agreements, including using reasonable best efforts to:

(i) maintain in effect the Royalty Purchase Agreements and comply in all material respects with its obligations under the Royalty Purchase Agreements, and

(ii) satisfy on a timely basis, and in a manner that will not impede the ability of the Parties to consummate the Transactions promptly upon the Closing Date, all conditions to the funding of the Financing set forth in the Royalty Purchase Agreements.

Parent shall (A) upon reasonable request, keep the Company informed in reasonable detail of the status of Parent’s efforts to arrange the Financing contemplated by the Royalty Purchase Agreements and any other financing, (B) give the Company prompt notice of (x) any fact, change, event or circumstance that is reasonably likely to have, individually or in the aggregate, a material adverse impact on the Financing contemplated by the Royalty Purchase Agreements or (y) any default, termination, cancellation, breach or threatened in writing breach by any party to the Royalty Purchase Agreements of which Parent has become aware and (C) provide to the Company correct and executed copies of any material agreements entered into prior to the Closing Date in connection with the Financing.

(b) Prior to the Closing, Parent shall not, and shall cause its Affiliates not to, agree to or permit any termination, amendment, replacement, supplement or other modification of, or waive any of its rights under, the Royalty Purchase Agreements without the Company’s prior written consent; provided that Parent may, without the Company’s prior written consent, enter into any amendment, replacement, supplement or other modification to or waiver of any provision of the Royalty Purchase Agreements that would not, and would not reasonably be expected to, (A) reduce the aggregate amount of the Financing contemplated by the applicable Royalty Purchase Agreement, (B) adversely affect the ability of Parent to enforce its rights against any other party to the Royalty Purchase Agreements, in each case, as so amended, replaced, supplemented or otherwise modified, relative to the ability of Parent to enforce its rights against the other parties to the Royalty Purchase Agreements as in effect on the date of this Agreement, or (C) otherwise prevent, delay in any material respect or impede the consummation of the Transactions or the Financing, including without limitation by imposing new or additional conditions precedent or expanding any existing condition precedent to the receipt and availability of the Financing. Upon any such amendment, replacement, supplement, modification or waiver, the term “Royalty Purchase Agreement” shall include the applicable Royalty Purchase Agreement, as so amended, replaced, supplemented or modified. Parent shall promptly deliver to the Company copies of any such amendment, replacement, supplement or other modification of any Royalty Purchase Agreement and/or any such waiver of a provision of any Royalty Purchase Agreement.

(c) If all or any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Royalty Purchase Agreements, or any Royalty Purchase Agreement is withdrawn, repudiated, terminated or rescinded, regardless of the reason therefor, then Parent shall:

(i) use reasonable best efforts to arrange and obtain, as promptly as practicable, from the same and/or alternative financing sources, alternative financing in an amount sufficient, when taken together with cash on hand readily available to Parent (as demonstrated by Parent to the reasonable satisfaction of the Company), to consummate the transactions contemplated by this Agreement and pay any amounts due from Parent under this Agreement and which do not include any conditions to the consummation of such alternative financing that are more onerous, when taken as a whole, than the conditions set forth in the Royalty Purchase Agreements, and

(ii) promptly notify the Company of such unavailability and the reason for such unavailability.

In the event any alternative financing is obtained in accordance with this Section 6.14(c) (“Alternative Financing”), references in this Agreement to the “Financing” shall also be deemed to refer to such Alternative Financing, and if one or more purchase or sale agreements, commitment letters or definitive financing agreements are entered into or proposed to be entered into in connection with such Alternative Financing, references in this Agreement to the “Royalty Purchase Agreements” shall also be deemed to refer to such purchase or sale agreements, commitment letters and definitive financing agreements relating to such Alternative Financing, and all obligations of Parent pursuant to this Section 6.14 shall be applicable thereto to the same extent as Parent’s obligations with respect to the Financing.

(d) Notwithstanding anything in this Agreement to the contrary, in no event shall the receipt or availability of any funds or financing (including the Financing contemplated by the Royalty Purchase Agreements) by or to Parent or any of its Affiliates or any other financing transaction be a condition to any of Parent’s obligations hereunder.

SECTION 7. CONDITIONS PRECEDENT TO THE MERGER

The obligations of the Parties to effect the Merger are subject to the satisfaction or valid waiver as of the Closing of each of the following conditions:

7.1 No Restraints. There shall not have been issued by any Governmental Body in any jurisdiction in which Parent or the Company has material business operations, and remain in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger, nor shall there be any Legal Requirement promulgated, entered, enforced, enacted, issued or deemed applicable to the Merger by any Governmental Body in any jurisdiction in which Parent or the Company has material business operations which prohibits, or makes illegal the consummation of the Merger; provided, however, that no Party shall be permitted to invoke this Section 7.1 unless it shall have taken all actions required under this Agreement to have any such order lifted.

7.2 Consummation of Offer. Purchaser (or Parent on Purchaser’s behalf) shall have accepted for payment all of the Shares validly tendered pursuant to the Offer and not validly withdrawn.

7.3 Frustration of Closing Conditions. None of the Company, Parent or Purchaser may rely on the failure of any condition set forth in Section 7 or Annex I to be satisfied if such failure was proximately caused by the failure of such Party to perform any of its covenants, obligations or agreements under this Agreement.

SECTION 8. TERMINATION

8.1 Termination. This Agreement may be terminated prior to the Effective Time (or prior to such earlier time as set forth in this Section 8.1):

(a) by mutual written consent of Parent and the Company at any time prior to the Offer Acceptance Time;

(b) by either Parent or the Company, at any time prior to the Offer Acceptance Time, if the Closing shall not have occurred on or prior to 11:59 p.m., New York City time, on December 1, 2021 (the “End Date”); provided, however, that (x) if as of the End Date the conditions set forth in clause (d) or (f) of Annex I (in the case of (f), solely with respect to an order, injunction or Legal Requirement relating to Antitrust Laws), shall not have been satisfied or validly waived by Parent or Purchaser, to the extent waivable in accordance with this Agreement and applicable Legal Requirements by Parent or Purchaser, then the End Date shall automatically be extended one (1) time (but no more than one (1) time) by a period of ninety (90) calendar days (and all references to the End Date herein and in Annex I shall be as so extended); and (y) the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any Party whose material breach of this Agreement has caused or resulted in the Offer not being consummated by such date;

(c) by either Parent or the Company if a Governmental Body in any jurisdiction in which Parent or the Company has material business operations shall have issued a decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making consummation of the Offer or the Merger illegal, which order, decree, ruling or other action shall be final and nonappealable; provided that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to any Party whose material breach of this Agreement has caused or resulted in such final and non-appealable order, decree, ruling or other action or that has failed to comply with its obligations under Section 6.2 with respect to the removal of such order, injunction decree, ruling or other action;

(d) by Parent at any time prior to the Offer Acceptance Time, if: (i) the Company Board shall have failed to include the Company Board Recommendation in the Schedule 14D-9 when mailed, or shall have effected a Company Adverse Recommendation Change; or (ii) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act, other than the Offer, the Company Board fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer within ten (10) business days of the commencement of such tender offer or exchange offer;

(e) by the Company, at any time prior to the Offer Acceptance Time, in order to enter into a definitive agreement providing for the consummation of a transaction (or series of related transactions) which the Company Board shall have determined, in good faith, constitutes a Superior Offer (a “Specified Agreement”) in accordance with Section 6.1(b)(i);

(f) by Parent at any time prior to the Offer Acceptance Time, if a breach of any representation or warranty contained in this Agreement or failure to perform any covenant or obligation in this Agreement on the part of the Company shall have occurred such that the conditions set forth in clause (b) or (c) of Annex I would not be satisfied and cannot be cured by the Company by the End Date, or if capable of being cured in such time frame, shall not have commenced to have been cured within thirty (30) days of the date Parent gives the Company notice of such breach or failure to perform; provided, however, that, Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(f) if either Parent or Purchaser is then in material breach of any representation, warranty, covenant or obligation contained in this Agreement, which breach has not been cured;

(g) by the Company at any time prior to the Offer Acceptance Time, if a breach of any representation or warranty contained in this Agreement or failure to perform any covenant or obligation in this Agreement on the part of Parent or Purchaser shall have occurred, in each case, if such breach or failure would reasonably be expected to have a Parent Material Adverse Effect, and such breach or failure cannot be cured by Parent or Purchaser by the End Date, or if capable of being cured in such time frame, shall not have commenced to have been cured within thirty (30) days of the date the Company gives Parent notice of such breach or failure to perform; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(g) if the Company is then in material breach of any representation, warranty, covenant or obligation contained in this Agreement, which breach has not been cured; or

(h) by the Company (i) if following the expiration of the Offer, Purchaser shall have failed to accept for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer within the period specified in Section 1.1(h) or (ii) if, following the Offer Acceptance Time, Purchaser shall have failed to purchase all Shares validly tendered (and not validly withdrawn) pursuant to the Offer within the period specified in Section 1.1(h).

8.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.1, written notice thereof shall be given to the other Party or Parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall be of no further force or effect and there shall be no liability in connection with this Agreement on the part of Parent, Purchaser or the Company or any of their respective financing sources, former, current or future officers, directors, partners, stockholders, managers, members or Affiliates following any such termination; provided, however, that (a) Section 1.1(d), the final sentence of Section 1.2(b), the fifth sentence of Section 5.1, this Section 8.2, Section 8.3 and Section 9 shall survive the termination of this Agreement and shall remain in full force and effect, (b) the Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms; and (c) the termination of this Agreement shall not relieve any Party from any liability for fraud or willful or material breach of the covenants or obligations set forth in this Agreement prior to the date of termination. Nothing shall limit or prevent any Party from exercising any rights or remedies it may have under Section 9.5(c) in lieu of terminating this Agreement pursuant to Section 8.1. Solely with respect to the rights of the Financing Sources, this Section 8.2 may not be amended, altered, waived or repealed without the prior written consent of the Financing Sources.

8.3 Expenses; Termination Fee.

(a) Except as set forth in Section 6.2 and this Section 8.3, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses, whether or not the Offer or the Merger is consummated, except Parent and the Company shall each bear and pay one-half of the expenses incurred in connection with the filing, printing and mailing of the Offer Documents and the Schedule 14D-9.

(b) In the event that:

(i) this Agreement is terminated by the Company pursuant to Section 8.1(e);

(ii) this Agreement is terminated by Parent pursuant to Section 8.1(d); or

(iii) (x) this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b) (but in the case of a termination by the Company, only if at such time Parent would not be prohibited from terminating this Agreement pursuant to the proviso to Section 8.1(b)) or by Parent pursuant to Section 8.1(f) resulting from a willful and material breach of Section 5.3, (y) any Person shall have publicly disclosed a bona fide Acquisition Proposal after the date hereof and prior to such termination and such Acquisition Proposal has not been publicly withdrawn prior to such termination and (z) within six (6) months of such termination the Company shall have entered into a definitive agreement with respect to an Acquisition Proposal (which Acquisition Proposal is subsequently consummated, whether during or following such six (6)-month period) or consummated an Acquisition Proposal; provided that for purposes of this clause (z) the references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”;

then, in any such event under clause (i), (ii) or (iii) of this Section 8.3(b), the Company shall pay to Parent or its designee the Termination Fee by wire transfer of same day funds (x) in the case of Section 8.3(b)(i), on the date that the Specified Agreement is executed (or if the Specified Agreement is executed on a day that is not a business day, the next business day), (y) in the case of Section 8.3(b)(ii), within three (3) business days after such termination or (z) in the case of Section 8.3(b)(iii), within two (2) business days following the Acquisition Proposal referred to in subclause (iii)(z) above; it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion. As used herein, “Termination Fee” shall mean $60,000,000 in cash. Acceptance by Parent of the Termination Fee shall constitute acceptance by Parent of the validity of any termination of this Agreement under Section 8.1(e). Payment of the Termination Fee pursuant to this Section 8.3(b) shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Purchaser, any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Purchaser, any of their respective Affiliates (collectively, “Parent Related Parties”) or any other Person shall be entitled to bring or maintain any claim, action or proceeding against the Company or any of its Affiliates arising out of or in connection with this Agreement, any of the Transactions or any matters forming the basis for such termination.

(c) Except in the case of fraud or a Willful Breach, Parent’s right to receive payment from the Company of the Termination Fee pursuant to Section 8.3(b) shall be the sole and exclusive remedy of the Parent Related Parties against the Acquired Corporations and any of their respective former, current or future officers, directors, employees, partners, stockholders, option holders, managers, members, other Representatives or Affiliates (collectively, “Company Related Parties”) for any loss suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of the Termination Fee, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions. The Company and Parent acknowledge that the agreements contained in Section 8.3(b) are an integral part of the Transactions, and that, without those agreements, the Company, Parent and Purchaser would not enter into this Agreement. Accordingly, if the Company fails to make payment of any amount payable under Section 8.3(b) within the applicable time period specified in Section 8.3(b), as the case may be, and Parent commences a Legal Proceeding to collect such amount that results in a judgment against the Company, the Company shall reimburse Parent for its fees and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such Legal Proceeding and shall pay interest on the amount of the payment at the prime rate as published in the Wall Street Journal in effect on the date the amount was payable pursuant to Section 8.3(b), with such interest to accrue beginning on the date such amount first was payable pursuant to Section 8.3(b), to the date of payment.

SECTION 9. MISCELLANEOUS PROVISIONS

9.1 Amendment. Prior to the Effective Time, subject to Section 6.4(d), this Agreement may be amended with the approval of the Company Board and the Parent Management Board and the Parent Supervisory Board, at any time prior to the Offer Acceptance Time by an instrument in writing signed on behalf of each of the Parties hereto.

9.2 Waiver. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given. At any time prior to the Offer Acceptance Time, Parent and Purchaser, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any breach of the representations and warranties of the other contained herein or in any document delivered pursuant hereto or (c) waive compliance by the other with any of the agreements or covenants contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

9.3 No Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement, the Company Disclosure Schedule or in any certificate or schedule or other document delivered by any Person pursuant to this Agreement shall survive the Merger. This Section 9.3 shall not limit any covenant or agreement contained in this Agreement which by its terms contemplates performance after the Effective Time.

9.4 Entire Agreement; Counterparts. This Agreement and the other agreements and schedules referred to herein constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties, with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect; provided, further, that, if the Effective Time occurs, the Confidentiality Agreement shall automatically terminate and be of no further force and effect. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by PDF shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

9.5 Applicable Legal Requirements; Jurisdiction; Specific Performance; Remedies.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Subject to Section 9.5(c), in any Legal Proceeding between or among the Parties or their Affiliates arising out of or relating to this Agreement or any of the Transactions, each of the Parties (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Chancery Court of the State of Delaware and any state appellate court therefrom or, if (but only if) such court declines jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware (it being agreed that the consents to jurisdiction and venue set forth in this Section 9.5(a) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the Parties); (ii) irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such Party is to receive notice in accordance with Section 9.9 (provided that nothing in this Section 9.5(a) shall affect the right of any party to serve legal process in any other manner permitted by applicable Legal Requirements); and (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court.

(b) The Parties agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Legal Requirements; provided, however, that nothing in the foregoing shall restrict any Party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

(c) The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. Subject to the following sentence, the Parties acknowledge and agree that (i) the Parties (on behalf of themselves or any third-party beneficiary to this Agreement) shall be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 9.5(a) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement or at law or in equity and (ii) the right of specific performance is an integral part of the Transactions and without that right, neither the Company nor Parent would have entered into this Agreement. The right to specific enforcement hereunder shall include the right of the Company, on behalf of itself and any third-party beneficiaries to this Agreement, to cause Parent and Purchaser to cause the Offer, the Merger and the other Transactions to be consummated on the terms and subject to the conditions set forth in this Agreement. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other Parties (on behalf of themselves or any third-party beneficiary to this Agreement) have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity. The Parties acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 9.5(c) shall not be required to provide any bond or other security in connection with any such order or injunction. If, prior to the End Date, any Party brings any Legal Proceeding, in each case in accordance with Section 9.5(a), to enforce specifically the performance of the terms and provisions of this Agreement by any other Party, the End Date shall automatically be extended by (A) the amount of time during which such Legal Proceeding is pending, plus twenty (20) business days or (B) such other time period established by the court presiding over such Legal Proceeding, as the case may be.

(d) The Parties acknowledge and agree that time is of the essence and that the Parties would suffer ongoing irreparable injury for so long as any provision of this Agreement is not performed in accordance with its specific terms, including but not limited to as a result of any dispute over the Parties’ obligations to consummate the Transactions. It is accordingly agreed that, as to any Legal Proceedings in which a Party seeks specific performance or other equitable relief pursuant to Section 9.5(c) of this Agreement, the Parties shall use their best efforts to seek and obtain an expedited schedule for such proceedings and shall not oppose any Party’s request for expedited proceedings.

(e) EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE), INCLUDING ANY COUNTERCLAIM, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF. EACH PARTY (A) MAKES THIS WAIVER VOLUNTARILY AND (B) ACKNOWLEDGES THAT SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 9.5(e).

9.6 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of the rights hereunder may be assigned by a Party without the prior written consent of the other Parties, and any attempted assignment of this Agreement or any of such rights without such consent shall be void and of no effect.

9.7 No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except for: (i) if the Offer Acceptance Time occurs (A) the right of the Company’s stockholders to receive the Offer Price or Merger Consideration, as applicable, pursuant to Section 1 or Section 2 following the Offer Acceptance Time or the Effective Time, as applicable, in accordance with the terms of this Agreement. (B) the right of the holders of Company Options and Company Warrants to receive the Merger Consideration pursuant to Section 2.8; (ii) the provisions set forth in Section 6.4 of this Agreement; and (iii) the limitations on liability of the Company Related Parties set forth in Section 8.3(c); and (C) the right of the Financing Sources in Section 8.2. Notwithstanding anything to the contrary in this Agreement, and without limitation to the foregoing, Parent and Purchaser expressly acknowledge and agree that the Company shall have the right, on behalf of its stockholders, to pursue damages against Parent and/or Purchaser for the loss of the Offer Price and Merger Consideration (including, for the avoidance of doubt, damages based on the loss of the economic benefits of the Offer and the Merger, including the loss of the premium offered to each such holder) in the event of any material breach of this Agreement by Parent or Purchaser.

9.8 Transfer Taxes. Except as otherwise provided in Section 1.1(i) and Section 2.6(b), all transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees imposed with respect to the transfer of Shares pursuant to the Merger shall be borne by the Company, Parent or Purchaser and expressly shall not be a liability of holders of Shares.

9.9 Notices. Any notice or other communication required or permitted to be delivered to any Party under this Agreement shall be in writing and shall be sent via email as a .pdf attachment to the email address set forth below (provided that no notice is received by the electronic mail sender within twelve (12) hours thereafter indicating that such electronic mail was undeliverable or otherwise not delivered), with a copy delivered by hand, reliable overnight courier service (providing proof of delivery), or by United States registered or certified mail, postage prepaid (return receipt requested) to the address specified in this subsection:

if to Parent or Purchaser (or following the Effective Time, the Company):

MorphoSys AG

Semmelweisstraße 7

82152 Planegg

Germany

Attention: Jean-Paul Kress

                Charlotte Lohmann

Email:     Jean-Paul.Kress@morphosys.com;

                Charlotte.Lohmann@morphosys.com

with a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

500 Boylston Street

Boston, Massachusetts 02116

Attention: Stephan Hutter

                Graham Robinson

                Faiz Ahmad

Email:     Stephan.Hutter@skadden.com;

                Graham.Robinson@skadden.com;

                Faiz.Ahmad@skadden.com

if to the Company (prior to the Effective Time):

Constellation Pharmaceuticals, Inc.

215 First Street, Suite 200

Cambridge, Massachusetts 02142

Attention: Emma Reeve

                Karen Valentine

Email:     emma.reeve@constellationpharma.com;

                karen.valentine@constellationpharma.com

with copies to (which shall not constitute notice):

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention: Igor Kirman, Esq.

                Elina Tetelbaum, Esq.

E-mail:     IKirman@wlrk.com; ETetelbaum@wlrk.com

9.10 Severability. If any term or provision of this Agreement is invalid, illegal or incapable of being enforced by any Legal Requirement or public policy, as determined by a final judgment of a court of competent jurisdiction, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Offer and the Merger is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Offer and the Merger be consummated as originally contemplated to the fullest extent possible.

9.11 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, (i) the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation”; (ii) the words “hereof,” “herein,” and “hereunder” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires; (iii) the word “extent” and the phrase “to the extent” shall mean the degree to which a subject or other things extends, and such word or phrase shall not simply mean “if”; (iv) the word “or” shall not be exclusive; (v) the phrase “date hereof” or “date of this Agreement” shall be deemed to refer to June 1, 2021; (vi) references to information or documents having been “made available” (or words of similar import) shall be deemed satisfied, among other means (such as by electronic data room, management presentation or otherwise), by such information or documents being publicly available on the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC; and (vii) the word “will” shall be construed to have the same meaning as the word “shall.” References to a specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder and references to specific laws, Contracts or specific provisions thereof are to such laws, Contracts or provisions as amended, restated, supplemented, re-enacted, consolidated, replaced or modified from time to time, in each case as of the applicable date or period of time. All accounting terms used herein and not expressly defined shall have the meanings given to them under GAAP.

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes or Schedules to this Agreement.

(e) The headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(f) The term “dollars” and character “$” shall mean United States dollars.

(g) Any matter set forth on the Company Disclosure Schedule shall not be deemed to constitute an admission by the Company or its Subsidiary, or to otherwise imply, that any such matter is material, is required to be disclosed by the Company under this Agreement or falls within relevant minimum thresholds or materiality standards set forth in this Agreement, nor shall be construed as an admission or indication to any third party that any breach or violation exists or has actually occurred.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

CONSTELLATION PHARMACEUTICALS, INC.

By:	/s/ Jigar Raythatha
Name:	Jigar Raythatha
Title:	President and Chief Executive Officer

MORPHOSYS AG

By:	/s/ Jean-Paul Kress
Name:	Jean-Paul Kress
Title:	CEO, Member Management Board

By:	/s/ Sung Lee
Name:	Sung Lee
Title:	CFO, Member Management Board

MORPHOSYS DEVELOPMENT INC.

By:	/s/ Lara Smith-Weber
Name:	Lara Smith-Weber
Title:	President, Secretary and Treasurer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of this Agreement (including this Exhibit A):

“Acceptable Confidentiality Agreement” is defined in Section 5.3(a) of this Agreement.

“Acquired Corporations” is defined in Section 3.1(a) of this Agreement.

“Acquisition Proposal” shall mean any proposal or offer from any Person (other than Parent and its Affiliates) or “group,” within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (A) acquisition of assets of the Company equal to 20% or more of the Company’s consolidated assets or to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable, (B) issuance or acquisition of 20% or more of the outstanding Shares, (C) recapitalization, tender offer or exchange offer that, if consummated, would result in any Person or group beneficially owning 20% or more of the outstanding Shares or (D) merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company that, if consummated, would result in any Person or group beneficially owning 20% or more of the outstanding Shares, in each case other than the Transactions.

“Affiliate” shall mean, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise.

“Agreement” shall mean this Agreement and Plan of Merger to which this Exhibit A is attached, as it may be amended from time to time.

“Alternative Financing” is defined in Section 6.14(c) of this Agreement.

“Anti-Corruption Laws” shall mean the Foreign Corrupt Practices Act of 1977, as amended, the Anti-Kickback Act of 1986, as amended, the UK Bribery Act of 2012, and the Anti-Bribery Laws of the People’s Republic of China or any applicable Legal Requirements of similar effect, and the related regulations and published interpretations thereunder.

“Antitrust Laws” shall mean the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, all applicable foreign antitrust laws and all other applicable Legal Requirements issued by a Governmental Body that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade, lessening of competition, or foreign investment.

“Book-Entry Common Shares” shall mean non-certificated Shares represented by book-entry.

“Book-Entry Shares” shall mean Book-Entry Common Shares.

“business day” shall mean a day except a Saturday, a Sunday or other day on which banks in New York City or Frankfurt, Germany are authorized or required by Legal Requirements to be closed.

“Capitalization Date” is defined in Section 3.3(a) of this Agreement.

“Certificates” is defined in Section 2.6(b) of this Agreement.

“Change in Circumstance” shall mean any fact, change, event, occurrence, condition, circumstance or development with respect to the Company that was not actually known to the Company Board prior to the date of this Agreement (or, if known, the consequences of which were not known by the Company Board prior to the date of this Agreement); provided, that the receipt, existence or terms of an Acquisition Proposal shall not be deemed to be a Change in Circumstance.

“Closing” is defined in Section 2.3(a) of this Agreement.

“Closing Date” is defined in Section 2.3(a) of this Agreement.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company” is defined in the preamble to this Agreement.

“Company Adverse Recommendation Change” is defined in Section 6.1(a) of this Agreement.

“Company Board” is defined in Recital C of this Agreement.

“Company Board Recommendation” is defined in Recital C of this Agreement.

“Company Contract” shall mean any Contract to which an Acquired Corporation is a party as of the date of this Agreement, other than any Employee Plan.

“Company Disclosure Schedule” shall mean the disclosure schedule that has been delivered by the Company to Parent on the date of this Agreement.

“Company Equity Plans” shall mean the Company’s 2018 Equity Incentive Plan and the Company’s Amended and Restated 2008 Stock Incentive Plan.

“Company ESPP” shall mean the Company’s 2018 Employee Stock Purchase Plan.

“Company IP” shall mean all Intellectual Property that is owned by, purported to be owned by or exclusively licensed to an Acquired Corporation.

“Company Lease” shall mean any Company Contract pursuant to which any Acquired Corporation leases or subleases Leased Real Property from another Person.

“Company Options” shall mean all options to purchase Shares granted by the Company.

“Company Patents” shall mean any patent or patent application that is Company IP or that has otherwise been assigned to an Acquired Corporation.

“Company Preferred Stock” is defined in Section 3.3(a) of this Agreement.

“Company Registered IP” is defined in Section 3.10(a) of this Agreement.

“Company Related Parties” is defined in Section 8.3(c) of this Agreement.

“Company SEC Documents” is defined in Section 3.6(a) of this Agreement.

“Company Warrants” shall mean all warrants to purchase Shares issued by the Company.

“Confidentiality Agreement” is defined in Section 5.1 of this Agreement.

“Continuation Period” is defined in Section 6.3(a) of the Agreement.

“Continuing Employee” is defined in Section 6.3(a) of the Agreement.

“Contract” shall mean any written agreement, contract, obligation, promise, understanding or legally binding commitment or undertaking (except, in each case, ordinary course of business purchase orders).

“COVID-19” shall mean SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” shall mean (i) any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Legal Requirement, decree, judgment, injunction or other order or directive by any Governmental Body, public health authority or industry group, including the Centers for Disease Control and Prevention and the World Health Organization, in connection with or in response to COVID-19, including, the Coronavirus Aid, Relief, and Economic Security Act (CARES), Families First Act and American Rescue Plan Act of 2021, in each case, as applicable to the Acquired Corporations or (ii) any reasonable measures, changes in business operations or other practices, affirmative or negative, adopted in good faith by the Acquired Corporations (A) for the protection of the health or safety of the Acquired Corporations’ employees, partners, patients, vendors, service providers or any other persons, (B) to preserve the assets utilized in connection with the business of the Acquired Corporations, or (C) that are otherwise substantially consistent with actions taken by others in the industries or geographic regions in which the affected businesses of the Acquired Corporations or Parent or any of its respective Subsidiaries operate, in each case, in connection with or in response to COVID-19 or any other related global or regional health event or circumstance.

“Depository Agent” is defined in Section 2.6(a) of this Agreement.

“Determination Notice” is defined in Section 6.1(b)(i) of this Agreement.

“DGCL” shall mean the Delaware General Corporation Law, as amended.

“Dissenting Shares” is defined in Section 2.7 of this Agreement.

“DOJ” shall mean the Antitrust Division of the U.S. Department of Justice.

“Drug Governmental Body” is defined in Section 3.14(a) of this Agreement.

“Effective Time” is defined in Section 2.3(b) of this Agreement.

“Employee Plan” shall mean each (i) “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), (ii) compensation, employment, consulting, severance, termination protection, change in control, transaction bonus, retention or similar plan, agreement, arrangement, program or policy, or (iii) other plan, agreement, arrangement, program or policy providing for compensation, bonuses, profit-sharing, equity or equity-based compensation or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangement), medical, dental, vision, prescription or fringe benefits, life insurance, relocation or expatriate benefits, perquisites, disability or sick leave benefits, employee assistance program, workers’ compensation, supplemental unemployment benefits or post-employment or retirement benefits (including compensation, pension, health, medical or insurance benefits), in each case whether or not written (A) that is sponsored, maintained, administered, contributed to or entered into by any Acquired Corporation for the current or future benefit of any director, officer, or employee (including any former director, officer, or employee) of any Acquired Corporation or to which an Acquired Corporation is a party or (B) for which any Acquired Corporation has or may reasonably be expected to have any direct or indirect liability and, in each case, other than any statutory plan, statutory program and other statutory arrangement.

“Encumbrance” shall mean any lien, pledge, hypothecation, mortgage, security interest, encumbrance, right of first refusal, preemptive right or similar restriction.

“End Date” is defined in Section 8.1(b) of this Agreement.

“Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

“Environmental Law” shall mean any federal, state, local or foreign Legal Requirement relating to pollution or protection of the environment (including ambient air, surface water, groundwater, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean, with respect to any entity, any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Shares” is defined in Section 1.1(a) of this Agreement.

“Extension Deadline” is defined in Section 1.1(c) of this Agreement.

“FDA” shall mean the U.S. Food and Drug Administration.

“Financing” is defined in Section 4.11(a) of this Agreement.

“Financing Sources” means the Persons that are party to the Royalty Purchase Agreements as “Buyers” and/or any other buyers, purchasers, lenders or other financing sources under an in connection with an Alternative Financing or other agreements in connection with all or any part of the Financing described in the Royalty Purchase Agreements (or any replacement financings), including the parties to any purchase and sale agreements, commitment letters, joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto.

“FSE” shall mean the Frankfurt Stock Exchange.

“FTC” shall mean the U.S. Federal Trade Commission.

“GAAP” is defined in Section 3.6(b) of this Agreement.

“Good Clinical Practices” shall mean the FDA’s and the ICH’s standards for the design, conduct, performance, monitoring, auditing, recording, analysis, and reporting of clinical trials, including those standards contained in 21 C.F.R. Parts 50, 54, 56 and 312, and comparable standards of any other applicable Governmental Body.

“Good Laboratory Practice Requirements” shall mean the FDA’s and the ICH’s standards for conducting non-clinical laboratory studies, including those standards contained in 21 C.F.R. Part 58, and comparable standards of any other applicable Governmental Body.

“Governmental Body” shall mean any federal, state, local or foreign government, any transnational governmental organization or any court of competent jurisdiction, arbitral, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign.

“Governmental Permit” shall mean any permit, license, certificate, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body.

“GSCA” shall mean the German Stock Corporation Act (Aktiengesetz).

“Hazardous Materials” shall mean any waste, material or substance that is listed, regulated or defined as hazardous, toxic, a pollutant or a contaminant under any Environmental Law.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“ICH” shall mean The International Council for Harmonization of Technical Requirements for Pharmaceuticals for Human Use.

“IFRS” shall mean the International Financial Reporting Standards, as issued by the International Accounting Standards Board and adopted by the European Union.

“In-bound License” is defined in Section 3.10(i) of this Agreement.

“Indebtedness” shall mean (i) any indebtedness for borrowed money (including the issuance of any debt security) to any Person, including any capital leases, (ii) any obligations evidenced by notes, bonds, debentures or similar Contracts to any Person other than the Company, (iii) any obligations in respect of letters of credit and bankers’ acceptances (other than letters of credit used as security for leases), (iv) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired or (v) any guaranty of any such obligations described in clauses (i) through (iv) of any Person other than the Company (other than, in any case, accounts payable to trade creditors and accrued expenses, in each case, arising in the ordinary course of business consistent with past practice).

“Indemnified Persons” is defined in Section 6.4(a) of this Agreement.

“Initial Expiration Date” is defined in Section 1.1(c) of this Agreement.

“Intellectual Property” shall mean all intellectual property and industrial property rights of every kind and description throughout the world, including all U.S. and foreign (i) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof; (ii) trademarks, service marks, names, corporate names, trade names, domain names, logos, slogans, trade dress, design rights and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing and applications and registrations for the foregoing; (iii) copyrights and copyrightable subject matter, works of authorship (including software, databases and other similar rights); and (iv) trade secrets and confidential ideas, know-how, inventions, proprietary processes, formulae, models and methodologies.

“IRS” shall mean the U.S. Internal Revenue Service.

“IT Assets” shall mean computers, software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment owned by the applicable Person or licensed or leased by such Person (excluding any public networks).

“knowledge” with respect to an Entity shall mean with respect to any matter in question the actual knowledge of such Entity’s executive officers after due inquiry.

“Leased Real Property” is defined in Section 3.9(b) of this Agreement.

“Legal Proceeding” shall mean any action, charge, suit, complaint, litigation, arbitration, mediation, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, audit, inquiry or investigation commenced, brought, conducted or heard by or before, in each case, any Governmental Body.

“Legal Requirement” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, resolution, ordinance, common law, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of NASDAQ, FSE or another stock exchange).

“Material Adverse Effect” shall mean any event, occurrence, change or development that has a material adverse effect on the business, results of operations or financial condition of the Acquired Corporations taken as a whole; provided, however, that no event, occurrence, change, or development resulting or arising from or relating to or in connection with any of the following matters shall be deemed, either alone or in combination, to constitute or contribute to, or be taken into account in determining whether there has been, a Material Adverse Effect: (i) any change in the market price or trading volume of the Company’s stock (provided, however, that the underlying causes thereof, to the extent not otherwise excluded by this definition, may be deemed to contribute to a Material Adverse Effect); (ii) the execution, announcement or pendency of this Agreement or the terms hereof (including the identity of Parent or Purchaser) or the announcement, pendency or consummation of the Transactions, including the impact thereof on the relationships, contractual or otherwise, of the Company with employees, labor unions, works councils, financing sources, customers, franchisees, suppliers, partners, Governmental Bodies or other business relationships; (iii) the general conditions or trends in the industries in which the Acquired Corporations operate or in the economy generally or other general business, financial or market conditions, including competition in geographic, product or service areas; (iv) domestic, foreign or global political conditions, economic, regulatory, financial or capital markets conditions (including interest rates, exchange rates, tariffs, trade wars and credit markets); (v) any act of civil unrest, civil disobedience, protests, public demonstrations, insurrection, terrorism, war, cyberterrorism, military activity, sabotage or cybercrime, national or international calamity or any other similar event, including an outbreak or escalation of hostilities involving the United States or any other Governmental Body or the declaration by the United States or any other Governmental Body of a national emergency or war, or any worsening of any such conditions threatened or existing on the date of this Agreement; (vi) any natural or manmade disasters, epidemics, pandemics or disease outbreaks (including COVID-19) or any acts of God; (vii) changes to applicable Legal Requirements (including COVID-19 Measures); (viii) any determination by, or delay of a determination by, the FDA or any other Governmental Body, or any panel or advisory body empowered or appointed thereby, or any indication that any such entity, panel or body will make any determination or delay in making any determination, with respect to the approvability, manufacturing, labeling, contents of package insert, prescribing information, risk management profile, chemistry, manufacturing and controls (CMC) matters or pre-approval inspection matters relating to any product candidates of the Acquired Corporations or any products or product candidates of any competitors of the Acquired Corporations, or any requirement relating to the results of any pre-clinical or clinical testing being conducted by or on behalf of the Acquired Corporations, any of its competitors or any of their respective collaboration partners, including any requirement to conduct further clinical trials or any delayed or accelerated launch of any product candidates of the Acquired Corporations or any products or product candidates of any competitors of the Acquired Corporations; (ix) the results of, or any data derived from, any pre-clinical or clinical testing being conducted by or on behalf of the Acquired Corporations, any of its competitors or any of their respective collaboration partners or any announcement thereof; (x) increased incidence or severity of any previously identified side effects (including toxicity), adverse events or safety observations, or reports of new side effects, adverse events or safety observations, with respect to any product candidates of the Acquired Corporations or any products or product candidates of any competitors of the Acquired Corporations; (xi) any recommendations, statements or other pronouncements made, published or proposed by professional medical organizations or any Governmental Body or representative thereof, or any panel or advisory body empowered or appointed thereby, relating to any product candidates of the Acquired Corporations or any products or product candidates of any competitors of the Acquired Corporations; (xii) any supply chain disruption affecting product candidates of the Acquired Corporations or any products or product candidates of any competitors of the Acquired Corporations; (xiii) any determination or development relating to coverage, reimbursement or payor rules or policies applicable to, or pricing of, any product candidates of the Acquired Corporations or any products or product candidates of any competitors of the Acquired Corporations; (xiv) the failure of the Company to meet internal or analysts’ expectations or projections, forecasts, guidance, estimates or budgets (provided, however, that the underlying causes thereof, to the extent not otherwise excluded by this definition, may be deemed to contribute to a Material Adverse Effect; provided, further, that this clause (xiv) shall not be construed as implying that the Company is making any representation or warranty hereunder with respect to any internal or analysts’ expectations or projections, forecasts, guidance, estimates or budgets); (xv) any Legal Proceeding relating to or resulting from this Agreement or the transactions contemplated hereby; (xvi) any action taken by the Company at the written direction of Parent or any action expressly required or permitted to be taken by Parent, Purchaser or the Company pursuant to the terms of this Agreement, or the failure of the Company to take any action that the Company is prohibited by the terms of this Agreement from taking or which the Company did not take on account of withheld consent from Parent; (xvii) any breach by Parent or Purchaser of this Agreement; (xviii) any matter to the extent expressly set forth on the Company Disclosure Schedule or (xix) any change in any Legal Requirement or GAAP or any other applicable accounting principles or standards (or change in interpretations of any Legal Requirement or GAAP or any other applicable accounting principles or standards) after the date of this Agreement; provided, however, that, to the extent such events, circumstances, conditions, changes, developments or effects referred to in clauses (iii), (iv), or (v) has had or would reasonably be expected to have, individually or in the aggregate, a disproportionate adverse effect on the business, financial condition or results of operations of the Acquired Corporations, taken as a whole, relative to other biopharmaceutical companies with products or product candidates that are, or are reasonably likely to be, competitive with the products of the Acquired Corporations (and, in the case of biopharmaceutical companies with multiple product lines or divisions, relative only to the products or product candidates that are, or are reasonably likely to be, competitive with the products of the Acquired Corporations), in which case only the incremental disproportionate impact shall be taken into account when determining whether a “Material Adverse Effect” has occurred or may, would or could occur.

“Material Contract” is defined in Section 3.11(a) of this Agreement.

“Maximum Amount” is defined in Section 6.4(b) of this Agreement.

“Merger” is defined in Recital B of this Agreement.

“Merger Consideration” is defined in Section 2.5(a)(iii) of this Agreement.

“Minimum Condition” is defined in Annex I to the Agreement.

“NASDAQ” shall mean The NASDAQ Global Select Market.

“Offer” is defined in Recital A of this Agreement.

“Offer Acceptance Time” is defined in Section 1.1(h) of this Agreement.

“Offer Commencement Date” shall mean the date on which Purchaser commences the Offer, within the meaning of Rule 14d-2 under the Exchange Act.

“Offer Conditions” is defined in Section 1.1(b) of this Agreement.

“Offer Documents” is defined in Section 1.1(e) of this Agreement.

“Offer Price” is defined in Recital A of this Agreement.

“Offer to Purchase” is defined in Section 1.1(b) of this Agreement.

“Out-bound License” is defined in Section 3.10(i) of this Agreement.

“Parent” is defined in the preamble to this Agreement.

“Parent Articles” shall mean Parent’s articles of association (Satzung).

“Parent Management Board” is defined in Recital D of this Agreement.

“Parent Material Adverse Effect” shall mean any event, occurrence, change or development that would or would reasonably be expected to, individually or in the aggregate, materially impair, prevent or materially delay Parent’s or Purchaser’s ability to consummate the Transactions in a timely manner on the terms set forth herein.

“Parent Related Parties” is defined in Section 8.3(b) of this Agreement.

“Parent SEC Documents” shall mean all reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) required to be filed or furnished (as applicable) by Parent with the SEC since January 1, 2019, as supplemented, modified or amended since the time of filing.

“Parent Supervisory Board” is defined in Recital E of this Agreement.

“Parties” shall mean Parent, Purchaser and the Company.

“Paying Agent” is defined in Section 2.6(a) of this Agreement.

“Payment Fund” is defined in Section 2.6(a) of this Agreement.

“Permitted Encumbrance” shall mean (a) any Encumbrance or transfer restriction of general applicability as may be provided under the Securities Act or other applicable securities laws, (b) any Encumbrance that arises with respect to Taxes (i) that are not due or (ii) the validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves, in accordance with GAAP, have been reflected in the consolidated financial statements included in the Company SEC Documents, (c) any Encumbrance representing the rights of customers, suppliers and subcontractors in the ordinary course of business under the terms of any Contracts to which the relevant party is a party or under general principles of commercial or government contract law (including mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar liens granted or which arise in the ordinary course of business), (d) Encumbrances that are restrictions against the transfer or assignment of any Contract that are included in the terms of such Contract and (e) Encumbrances that are easements, rights-of-way, encroachments, restrictions, conditions and other similar Encumbrances incurred or suffered in the ordinary course of business and which, individually or in the aggregate, do not and would not materially impair the use (or contemplated use), utility or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location, or zoning, entitlement, building and other land use regulations imposed by Governmental Bodies having jurisdiction over such real property or that are otherwise set forth on a title report.

“Person” shall mean any individual, Entity or Governmental Body.

“Pre-Closing Period” is defined in Section 5.1 of this Agreement.

“Purchaser” is defined in the preamble to this Agreement.

“Registered IP” shall mean all Intellectual Property that is registered, filed or issued under the authority of, with or by any Governmental Body or Internet domain name registrar.

“Release” shall mean any presence, emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration or release of Hazardous Materials from any source into or upon the environment, including the air, soil, improvements, surface water, groundwater, the sewer, septic system, storm drain, publicly owned treatment works, or waste treatment, storage or disposal systems.

“Representatives” shall mean officers, directors, employees, attorneys, accountants, investment bankers, consultants, agents, financial advisors, other advisors and other representatives.

“Royalty Purchase Agreements” is defined in Section 4.11(a) of this Agreement.

“Schedule 14D-9” is defined in Section 1.2(a) of this Agreement.

“SEC” shall mean the U.S. Securities and Exchange Commission.

“Schedule TO” is defined in Section 1.1(e) of this Agreement.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Shares” is defined in Recital A of this Agreement.

“Solvent” is defined in Section 4.11(g) of this Agreement.

“Specified Agreement” is defined in Section 8.1(e) of this Agreement.

A “Subsidiary” of any Person shall mean any other Entity if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity or financial interests of such Entity.

“Stockholder List Date” is defined in Section 1.2(b) of this Agreement.

“Superior Offer” shall mean a bona fide written Acquisition Proposal that the Company Board determines, in its good-faith judgment, after consultation with outside legal counsel and its financial advisors, taking into account all legal, regulatory, timing and financing aspects (including certainty of closing) of the proposal and the Person making the proposal and other aspects of the Acquisition Proposal that the Company Board deems relevant, would, if consummated, result in a transaction that is more favorable to the Company’s stockholders (solely in their capacity as such) from a financial point of view than the Transactions; provided that for purposes of the definition of “Superior Offer,” the references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “50%.”

“Surviving Corporation” is defined in Recital B of this Agreement.

“Takeover Laws” shall mean any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state anti-takeover laws and regulations.

“Tax” shall mean any federal, state, local, or foreign or other tax (including any net income tax, gross income tax, franchise tax, capital gains tax, gross receipts tax, gross profits tax, branch profits tax, value-added tax, surtax, estimated tax, employment tax, unemployment tax, national health insurance tax, excise tax, estimated tax, alternative or minimum tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, service tax, property tax, business tax, , withholding tax or payroll tax), levy, assessment, tariff, impost, imposition, duty (including any customs duty) or other tax or charge of any kind whatsoever, imposed, assessed or collected by or under the authority of any Governmental Body, , together with any interests, penalties, inflationary adjustments, additions to tax, fines or other additional amounts imposed thereon, with respect thereto, or related thereto.

“Tax Asset” shall mean any net operating loss, net capital loss, investment tax credit, foreign tax credit, charitable deduction or any other credit or tax attribute that could be carried forward or back to reduce U.S. federal income Taxes or U.S. state and local income Taxes.

“Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, form, election, certificate or other document or information filed or required to be filed with any Governmental Body in connection with the determination, assessment, reporting, withholding, collection or payment of any Tax and any attachments thereto or amendments thereof.

“Termination Condition” is defined in Annex I to this Agreement.

“Termination Fee” is defined in Section 8.3(b) of this Agreement.

“Transactions” shall mean (a) the execution and delivery of this Agreement and (b) all of the transactions contemplated by this Agreement, including the Offer and the Merger.

“Treasury Regulations” shall mean the regulations promulgated under the Code.

“Willful Breach” shall mean an intentional and willful material breach, or an intentional and willful material failure to perform, in each case that is the consequence of an act or omission by a party with the knowledge that the taking of such act or failure to take such act would cause a breach of this Agreement.

ANNEX I

CONDITIONS TO THE OFFER

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in clauses (a) through (g) below. Accordingly, notwithstanding any other provision of the Offer or the Agreement to the contrary, Purchaser shall not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment of, or (subject to any such rules and regulations) the payment for, any tendered Shares, and, to the extent permitted by the Agreement, may terminate the Offer: (i) upon termination of the Agreement in accordance with its terms; and (ii) at any scheduled Expiration Date (subject to any extensions of the Offer pursuant to Section 1.1(c) of the Agreement), if: (A) the Minimum Condition, the Termination Condition and conditions set forth in clauses (d) and (f) of this Annex I shall not be satisfied by the expiration time of the Offer on the Expiration Date; or (B) any of the additional conditions set forth below (other than the conditions set forth in clause (A)) shall not be satisfied or waived in writing by Parent:

(a) there shall have been validly tendered and not validly withdrawn Shares that, considered together with all other Shares (if any) beneficially owned by Parent and its Affiliates, represent one more Share than 50% of the total number of Shares outstanding at the time of the expiration of the Offer (the “Minimum Condition”); provided, however, that for purposes of determining whether the Minimum Condition has been satisfied, the Parties shall exclude Shares tendered in the Offer pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h)(6)(f) of the DGCL);

(b) (i) the representations and warranties of the Company set forth in Section 3.3(a) (Capitalization, Etc.), Section 3.3(c) (Capitalization, Etc.), Section 3.4 (Authority; Binding Nature of Agreement), Section 3.23 (Takeover Laws) and Section 3.24 (Fairness Opinion) shall be true and correct in all material respects at and as of the expiration time of the Offer on the Expiration Date as if made at and as of the expiration time of the Offer on the Expiration Date (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period);

(ii) the representations and warranties of the Company set forth in Section 3.8 (Absence of Changes) shall be true and correct at and as of the expiration time of the Offer on the Expiration Date;

(iii) the representations and warranties of the Company set forth in this Agreement (other than those set forth in Sections 3.3(a), 3.3(c), 3.4, 3.8, 3.23 and 3.24) that are qualified by a “Material Adverse Effect” shall be true and correct at and as of the expiration time of the Offer on the Expiration Date as if made at and as of the expiration time of the Offer on the Expiration Date (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period);

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(iv) the representations and warranties of the Company set forth in this Agreement (other than those set forth in Sections 3.3(a), 3.3(c), 3.4, 3.8, 3.23 and 3.24) that are not qualified by a “Material Adverse Effect” shall be true and correct at and as of the expiration time of the Offer on the Expiration Date as if made at and as of the expiration time of the Offer on the Expiration Date (except to the extent any such representation or warranty expressly relates to an earlier date, in which case as of such date), except where the failure of such representations and warranties to be true and correct would not have, individually or in the aggregate, a Material Adverse Effect;

(c) the Company shall have complied with or performed in all material respects the Company’s covenants and agreements it is required to comply with or perform at or prior to the expiration time of the Offer on the Expiration Date;

(d) The waiting period (or any extension thereof) applicable to the Offer under the HSR Act shall have expired or been terminated and any approvals or clearances required to be obtained under the Antitrust Laws shall have been obtained;

(e) Parent and Purchaser shall have received a certificate executed on behalf of the Company by its Chief Executive Officer or Chief Financial Officer confirming that the conditions set forth in clauses (b) through (c) of this Annex I have been duly satisfied;

(f) There shall not have been issued by any Governmental Body in any jurisdiction in which Parent or the Company has material business operations, and remain in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger, nor shall there be any Legal Requirement promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any Governmental Body in any jurisdiction in which Parent or the Company has material business operations which prohibits, or makes illegal the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger; provided, however, that Parent and Purchaser shall not be permitted to invoke this clause (f) unless they shall have taken all actions required under this Agreement to have any such order lifted; and

(g) the Agreement shall not have been terminated in accordance with its terms (the “Termination Condition”).

The foregoing conditions are for the sole benefit of Parent and Purchaser and (except for the Minimum Condition, the Termination Condition and clauses (d) and (f) of this Annex I) may be waived by Parent and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent and Purchaser.

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